International Bank for Reconstruction and

Development

Management’s Discussion & Analysis

and

Condensed Quarterly Financial Statements

September 30, 2021

(Unaudited)

Management’s Discussion and Analysis

International Bank for Reconstruction and Development (IBRD)

Management’s Discussion and Analysis

September 30, 2021

Contents

Section I: Executive Summary	Summary Financial Results	4

Section II: Overview	Financial Business Model	6
	Basis of Reporting	8

Section III: Financial Results	Summary of Financial Results	9
	Net Income	10

Section IV: Risk Management	Risk Governance	15
	Management of IBRD’s Risks	15

Section V: Governance	Senior Management Changes	25

List of Tables, Figures and Box	List of Tables, Figures and Box	26
	Tables	26
	Figures	26
	Box	26

IBRD Management’s Discussion and Analysis: September 30, 2021	1

Management’s Discussion and Analysis	Section I: Executive Summary

This Management’s Discussion and Analysis (MD&A) reflects the results of the International Bank for Reconstruction and Development’s (IBRD’s) financial performance for the three months ended September 30, 2021 (FY22 YTD). This document should be read in conjunction with IBRD’s Financial Statements and MD&A for the fiscal year ended June 30, 2021 (FY21). IBRD undertakes no obligation to update any forward-looking statements. Certain reclassifications of prior years’ information have been made to conform with the current year’s presentation. For information relating to IBRD’s development operations’ results and corporate performance, refer to the World Bank Corporate Scorecard and Sustainability Review.

Box 1: Selected Financial Data

In millions of U.S. dollars, except ratios which are in percentages

	As of and for the three months ended September 30,		As of and for the fiscal year ended June 30,
	2021	2020	2021
Lending Highlights (Section III)

Net commitments [a]	$2,557	$3,121	$30,523

Gross disbursements	6,235	7,437	23,691

Net disbursements	3,750	5,161	13,590

Income Statement (Section III)

Board of Governors-approved and other transfers	$—	$—	$(411)

Net income (loss)	658	676	2,039

Balance Sheet

Total assets	$314,279	$306,305	$317,301

Net investment portfolio (Section III)	81,166	82,601	85,831

Net loans outstanding (Section III)	221,166	209,528	218,799

Borrowing portfolio [b] (Section III)	252,702	243,390	253,656

Total equity	48,196	41,345	48,078

Non-GAAP Measures

Allocable Income (Section III)	$257	$339	$1,248

Usable Equity [c,d] (Section IV)	49,811	47,922	49,997

Equity-to-loans Ratio [d] (Section IV)	22.3%	22.6%	22.6%

a.

Amounts include guarantee commitments and guarantee facilities that have been approved by the Executive Directors (referred to as “the Board” in this document) and are net of full terminations and cancellations relating to commitments approved in the same fiscal year.

b.	Includes associated derivatives.
c.	Excludes amounts associated with unrealized mark-to-market gains/losses on non-trading portfolios, net and related cumulative translation adjustments.
d.	Ratio is computed using usable equity and excludes the respective periods’ income. Full fiscal year usable equity includes proposed transfer to the General Reserve.

2	IBRD Management’s Discussion and Analysis: September 30, 2021

Management’s Discussion and Analysis	Section I: Executive Summary

Section I: Executive Summary

With its many years of experience and its depth of knowledge in the international development arena, IBRD plays a key role in achieving the World Bank Group’s (WBG1) goal of helping countries achieve better development outcomes. IBRD contributes to the WBG’s twin goals of ending extreme poverty and promoting shared prosperity, and to the Forward Look2, by providing countries with loans, advisory services and analytical support.

IBRD and its affiliated organizations seek to help countries achieve improvements in growth, job creation, poverty reduction, governance, the environment, climate adaptation and resilience, human capital, infrastructure and debt transparency. To meet its development goals, the WBG has been increasing its focus on country programs in order to improve growth and development outcomes. Further, in response to the global outbreak of the coronavirus disease (COVID-19) and to support global public goods, IBRD continues to work in solidarity with partners at global and country levels to support its borrowing countries.

[1]

The other WBG institutions are the International Development Association (IDA), the International Finance Corporation (IFC), the Multilateral Investment Guarantee Agency (MIGA), and the International Centre for Settlement of Investment Disputes (ICSID). The World Bank consists of IBRD and IDA.

[2]

The Forward Look: A Vision for the WBG in 2030, describes how the WBG will deliver on its twin goals and its three priorities. The Forward Look rests on four pillars: serving all clients; mobilizing resources for development; leading on global issues; and improving the business model.

IBRD Management’s Discussion and Analysis: September 30, 2021	3

Management’s Discussion and Analysis	Section I: Executive Summary

Summary Financial Results

The financial performance of IBRD reflects the impact of the measures put in place in previous years to increase its financial capacity and ensure its long-term financial sustainability, along with evolving market conditions (see Section II - Financial Performance for details).

Net Income and Allocable Income

IBRD recorded net income of $658 million for the first three months of FY22, compared with a net income of $676 million during the same period in FY21. The decrease in net income was primarily due to higher provision for losses on loans and other exposures and lower net investment revenue. While total unrealized mark-to-market gains on the non-trading portfolios were fairly similar in FY22 YTD compared to FY21 YTD, mark-to-market movements have historically introduced volatility to IBRD’s net income. Given IBRD’s intention to maintain its non-trading portfolio positions to maturity, unrealized mark-to-market gains and losses are not included in IBRD’s allocable income.

Allocable income is the income measure IBRD uses for making net income allocation decisions. During the first three months of FY22, allocable income was $257 million, a decrease of $82 million from the same period in FY21. The decrease was primarily due to a higher provision for losses on loans and other exposures during the first three months of FY22 as compared with the same period in FY21 (see Section III and Section IV).

In millions of U.S dollars – YTD

Lending Operations

IBRD’s lending operations during the first three months of FY22 resulted in $2.6 billion of net commitments and $6.2 billion of gross loan disbursements. Positive net disbursements of $3.8 billion was the key driver of the increase in net loans outstanding from $218.8 billion as of June 30, 2021 to $221.2 billion as of September 30, 2021.

In billions of U.S dollars

Net commitments were $0.6 billion lower compared with the same period in FY21 (see Table 5). FY22 YTD commitments included support for COVID-19 related efforts, with $0.9 billion of financing for vaccines. The regions with the largest share of commitments in the first three months of FY22 were Latin America and the Caribbean with 42%, and South Asia with 31%.

4	IBRD Management’s Discussion and Analysis: September 30, 2021

Management’s Discussion and Analysis	Section I: Executive Summary

Net Investment Portfolio

IBRD’s net investment portfolio decreased by $4.6 billion, from $85.8 billion as of June 30, 2021 to $81.2 billion as of September 30, 2021. The decrease in the portfolio was primarily due to net loan disbursements during the period. The investments remain concentrated in the upper end of the credit spectrum, with 71% rated AA or above (see Table 9), reflecting IBRD’s objective of principal protection and its preference for high-quality investments.

In billions of U.S. dollars

Borrowing Portfolio

As of September 30, 2021, the borrowing portfolio was $252.7 billion, $1.0 billion lower than June 30, 2021. The decrease was mainly due to currency translation adjustments. The funds raised financed development and lending operations and satisfied liquidity requirements.

In billions of U.S. dollars

Usable Equity and Equity-to-Loans Ratio

IBRD’s usable equity decreased by $0.2 billion compared with June 30, 2021. During the first three months of FY22, IBRD received $92 million of paid-in capital subscribed under the 2018 General and Selective Capital Increases (GCI and SCI), bringing the cumulative amounts received to $2.9 billion, 38.0% of the total amount expected over the subscription period.

The Equity-to-Loans ratio was 22.3% as of September 30, 2021, marginally lower compared with 22.6% as of June 30, 2021. The decrease was primarily due to higher loan exposures during the period.

Ratio in percentages

IBRD Management’s Discussion and Analysis: September 30, 2021	5

Management’s Discussion and Analysis	Section II: Overview

Section: II Overview

IBRD, an international organization owned by its 189-member countries, is one of the five institutions of the WBG. Each institution is legally and financially independent, with separate assets and liabilities. IBRD is not liable for the obligations of the other institutions.

IBRD is one of the largest Multilateral Development Banks (MDB) in the world and combines knowledge services and financing with a global reach. IBRD’s value is derived from its ability to help eligible borrowing members address their development challenges and meet their rising demand for innovative products. IBRD provides loans, guarantees, and other financial products for development-focused projects and programs to creditworthy middle-income and low-income countries to support sustainable development. By operating across a full range of country clients, IBRD maintains a depth of development knowledge, uses its convening power to promote development and advance the global public goods agenda, and coordinates responses to regional and global challenges.

Member countries use IBRD’s technical advice and analysis and convening power to develop or implement better policies, programs, and reforms that help sustain development over the long term. The products delivered range from development data, to reports in key social economic and social issues at the local, country, regional and global levels. The products also include knowledge-sharing workshops focused on local issues, flagship events and fora to address the most pressing global development challenges.

Financial Business Model

IBRD’s objective is not to maximize profits, but to earn adequate income to ensure that it has the long-term financial capacity necessary to support its development activities. IBRD seeks to generate sufficient revenue to finance its operations as well as to be able to set aside funds in reserves to strengthen its financial position. It also seeks to provide support to IDA and trust funds via income transfers for other developmental purposes.

IBRD’s financial strength rests on the support it receives from its shareholders, and on its array of financial policies and practices. Shareholder support for IBRD is reflected in the capital backing it continues to receive from its members and in the record of its borrowing member countries in meeting their debt service obligations to IBRD. Sound financial and risk management policies and practices have enabled IBRD to maintain adequate capital, diversify its funding sources, hold a portfolio of liquid investments to meet its financial commitments, and limit its risks, including credit and market risks.

IBRD offers its borrowers, in middle income and creditworthy low-income countries, long-term loans with maturities up to 35 years. Borrowers may customize their repayment terms to meet their debt management or project needs, and loans are offered on fixed and variable spread terms in multiple currencies. Effective April 1, 2021, IBRD’s offering of loans on fixed spread terms has been suspended. Borrowers have generally preferred loans denominated in U.S. dollars and euros. IBRD also supports its borrowers by providing access to risk management products such as derivative instruments, including currency and interest rate swaps and interest rate caps and collars.

To meet its development goals, it is important for IBRD to intermediate funds for lending from the international capital markets. IBRD’s loans are financed through its equity, and from borrowings raised in the capital markets. IBRD is rated triple-A by the major rating agencies and its bonds are viewed as high-quality securities by investors. IBRD’s funding strategy is aimed at achieving the best long-term value on a sustainable basis for its borrowing members. This strategy has enabled IBRD to borrow at favorable market terms and pass the savings on to its borrowing members. IBRD’s annual funding volumes vary from year to year, and funds raised are used to finance IBRD’s development projects and programs in member countries. Funds not deployed for lending are maintained in IBRD’s investment portfolio to supply liquidity for its operations. Figure 1 illustrates IBRD’s financial business model.

6	IBRD Management’s Discussion and Analysis: September 30, 2021

Management’s Discussion and Analysis	Section II: Overview

Figure 1: IBRD’s Financial Business Model

IBRD uses derivatives to manage its exposure to various market risks from the above activities. These are used to align the interest and currency composition of its assets (loan and investment portfolios) with that of its liabilities (borrowing portfolio), and to stabilize earnings on the portion of the loan portfolio funded by equity. See Section IV: Risk Management for additional details on how IBRD uses derivatives.

Management believes that these risk management strategies, taken together, effectively manage market risk in IBRD’s operations from an economic perspective. However, these strategies entail the use of derivatives, which introduces volatility on net income through unrealized mark-to-market gains and losses (particularly given the long-term nature of some of IBRD’s assets and liabilities). Accordingly, Management makes decisions on income allocation without reference to unrealized mark-to-market gains and losses on risk management instruments in the non-trading portfolios – see Basis of Reporting – Allocable Income.

Financial Performance

IBRD’s primary sources of revenue are from loans and investments, both net of funding costs (see Figure 2). These revenues cover administrative expenses, provision for losses on loans and other exposures3 (LLP), as well as transfers to Reserves, Surplus, and for other development purposes including transfers to IDA.

In addition, other development activities generate non-interest revenue that is classified as Revenue from externally funded activities. These external funds include trust funds, reimbursable funds and revenues from fee-based services to member countries. Non-interest revenue from externally funded activities provides additional capacity to support the development needs of client countries.

In 2018, the Board of Governors (the Governors) endorsed a capital package, which included a capital increase of up to $7.5 billion in paid in capital, along with a series of policy and financial measures designed to enhance IBRD’s equity, lending capacity, and its ability to fund priorities that meet shareholder goals while also ensuring its long-term financial sustainability.

[3]	Other exposures include deferred drawdown options (DDO), irrevocable commitments, exposures to member countries’ derivatives and guarantees.

IBRD Management’s Discussion and Analysis: September 30, 2021	7

Management’s Discussion and Analysis	Section II: Overview

Figure 2: Sources and Uses of Revenue

Basis of Reporting

IBRD’s financial statements conform with accounting principles generally accepted in the United States of America (U.S. GAAP). All financial instruments in the investment and borrowing portfolios and all derivatives are reported at fair value, with changes in fair value reported in the Statement of Income, except for changes in IBRD’s own credit, which are reflected in Other Comprehensive Income. IBRD’s loans are reported at amortized cost, except for loans with embedded derivatives, if any, which are reported at fair value. Management uses net income as the basis for deriving allocable income, as discussed below.

Allocable Income

IBRD’s Articles of Agreement (the Articles) require that the Governors determine the allocation of income at the end of every fiscal year. Allocable income, which is a non-GAAP financial measure, is an internal management measure that reflects income available for allocation. IBRD defines allocable income as net income after certain adjustments, that are approved by the Board at the end of every fiscal year. These adjustments primarily relate to unrealized mark-to-market gains and losses associated with its non-trading portfolios, as well as the expenses for Board of Governors-approved and other transfers, which primarily relate to the allocation of the prior year’s net income.

See Financial Results Section (Section III) and Table 1, for details of the adjustments to reported net income required to calculate allocable income.

The volatility in IBRD’s net income is usually driven by the unrealized mark-to-market gains and losses on the derivative instruments in IBRD’s non-trading portfolios: loans, borrowings, and other asset/liability management (ALM). IBRD’s risk management strategy entails the use of derivatives to manage market risk. These derivatives are primarily used to align the interest rate and currency bases of its assets and liabilities. IBRD has elected not to designate any hedging relationships for accounting purposes. Rather, all derivative instruments are reported at fair value on the Balance Sheet, with changes in fair values reflected in the Statement of Income.

In line with its financial risk management policies, for the non-trading portfolios, unrealized gains and losses from instruments carried at fair value (borrowing portfolio, and derivatives in the loans and Other ALM portfolios) are excluded from allocable income.

For the trading portfolio (investment portfolio), allocable income includes both realized and unrealized mark-to-market gains and losses.

8	IBRD Management’s Discussion and Analysis: September 30, 2021

Management’s Discussion and Analysis	Section III: Financial Results

Section III: Financial Results

Summary of Financial Results

The following is a discussion of the key drivers of IBRD’s financial performance, including a reconciliation between IBRD’s net income and allocable income.

Table 1: Condensed Statement of Income

In millions of U.S. dollars

			Impact on income
For the three months ended September 30,	2021	2020	Decrease / Increase
Interest revenue, net of funding costs
Loan interest revenue, net	$442	$466
Other ALM derivatives, net	166	126
Investment revenue, net [a]	(1)	27

Net interest revenue	$607	$619

Provision for losses on loans and other exposures	(71)	(37)
Net non-interest expenses (Table 7)	(301)	(329)
Net other revenue (Table 6)	53	66
Non-functional currency translation adjustments, net [b]	16	11
Unrealized mark-to-market gains on non-trading portfolios, net [c]	354	346

Net income	$658	$676

Adjustments to reconcile net income to allocable income:
Pension [d] and other adjustments	(31)	20
Non-functional currency translation adjustments, net [b]	(16)	(11)
Unrealized mark-to-market gains on non-trading portfolios, net [c]	(354)	(346)

Allocable income	$257	$339

a.

Includes unrealized mark-to-market losses on the Investments-Trading portfolio of $5 million (unrealized mark-to-market gains of $38 million for FY21 YTD), and excludes Post-Employment Benefit Plan (PEBP) unrealized mark-to-market gains of $15 million ($33 million for FY21 YTD) reported in Net other revenue (Table 6).

b.	Translation adjustments relating to assets and liabilities denominated in non-functional currencies.
c.	Adjusted to exclude amounts reclassified to realized gains (losses).
d.	Adjustment to pension accounting expense to arrive at pension plan contributions. Pension plan contributions were $61 million for FY22 YTD, and $57 million for FY21 YTD.

IBRD’s principal assets are its loans to member countries. These are financed by IBRD’s equity and borrowings from the capital markets.

As of September 30, 2021, total assets decreased by 1% from June 30, 2021. The decrease was primarily driven by the decrease in investments and due from banks.

Table 2: Condensed Balance Sheet

In millions of U.S. dollars

As of	September 30, 2021	June 30, 2021	Decrease /Increase
Investments and due from banks	$84,396	$90,251
Net loans outstanding [a]	221,166	218,799
Derivative Assets, net	2,687	3,355
Other assets	6,030	4,896

Total Assets	$314,279	$317,301

Borrowings	255,530	260,076
Derivative liabilities, net	2,061	1,222
Other liabilities	8,492	7,925
Equity	48,196	48,078

Total Liabilities and Equity	$314,279	$317,301

a.	The fair value of IBRD’s loans was $225,973 million as of September 30, 2021 ($223,687 million – June 30, 2021).

IBRD Management’s Discussion and Analysis: September 30, 2021	9

Management’s Discussion and Analysis	Section III: Financial Results

Net Income

IBRD had net income of $658 million for the first three months of FY22, compared with net income of $676 million during the same period in FY21. The decrease in net income in FY22 YTD was primarily due to the increase in provision for losses on loans and other exposures and lower net investment revenue as compared to same period in FY21 (see Table 1 and Notes to Condensed Quarterly Financial Statements, Note K: Fair Value Disclosures, Table K11).

Results from Lending activities

Loan Interest Revenue, net

Under IBRD’s pricing policy, the lending rates for all of IBRD’s loans are based on the underlying cost of the borrowings funding these loans. After the effect of related swaps, the loan and borrowing portfolios are based on variable interest rates, and the portion of the loan portfolio funded by equity is sensitive to changes in interest rates.

For the first three months of FY22, IBRD’s loan interest revenue, net was $442 million, a decrease of $24 million compared with the same period in FY21 (Figure 4). The decrease was primarily due to the effect of the lower average interest rates in the first three months of FY22 (compared with the same period in FY21), on the portion of the loan portfolio that is sensitive to interest rate movements. This was partially offset by the higher average balance, as well as the impact of the pricing measures previously adopted.

Other ALM derivatives moderate the impact of interest rate changes on the portion of the loan portfolio, that is sensitive to interest rate movements, stabilizing the net interest revenue earned from these loans. IBRD uses interest rate swaps to convert the variable rate cash flows from these loans to fix rate cash flows. The combined effect of the increase in interest revenue from Other ALM derivatives, net of $40 million and the decrease in loan interest revenue, net of $24 million from FY21 YTD to FY22 YTD, was a combined increase of $16 million.

Figure 3: Net Loans Outstanding

In billions of U.S. dollars

Table 3: Change Net Loans Outstanding

In millions of U.S. dollars

Net Loans outstanding as of June 30, 2021	$218,799
Activity during the period:
Gross loan disbursements	6,235
Loan repayments	(2,485)
Change in accumulated provision for loan losses [a]	(53)
Change in deferred loan income	(15)
Translation adjustments	(1,315)

Total change	$2,367

Net Loans outstanding as of September 30, 2021	$221,166

a.	See Notes to Condensed Quarterly Financial Statements, Note D: Loans and Other Exposures.

Figure 4: Loan Interest Revenue, net

In millions of U.S. dollars, YTD

10	IBRD Management’s Discussion and Analysis: September 30, 2021

Management’s Discussion and Analysis	Section III: Financial Results

As of September 30, 2021, 81% of IBRD’s total loans outstanding after derivatives were denominated in U.S. dollars, and 18% were denominated in euro. For the regional presentation of loans outstanding, see Notes to Condensed Quarterly Financial Statements, Note D: Loans and other exposures, Table D7.

Gross disbursements during the first three months of FY22 were $6.2 billion, 16% lower compared with the same period in FY21 (Table 4), primarily due to a lower level of Development Policy Financing (DPF) disbursements.

Table 4: Gross Disbursements by Region

In millions of U.S. dollars

	2021		2020
For the three months ended September 30,	Amount	% of total	Amount	% of total	Variance
Eastern and Southern Africa	$731	12%	$53	1%	$678
Western and Central Africa	50	1	15	*	35
East Asia and Pacific	844	13	1,119	15	(275)
Europe and Central Asia	542	9	533	7	9
Latin America and the Caribbean	1,853	30	3,087	41	(1,234)
Middle East and North Africa	1,082	17	1,171	16	(89)
South Asia	1,133	18	1,459	20	(326)

Total	$6,235	100%	$7,437	100%	$(1,202)

*	Indicates percentage less than 0.5%.

Net commitments during the first three months of FY22 were $2.6 billion, 18% lower compared with the same period in FY21 (Table 5), primarily due to lower Program for Results and Investment Project Financing commitments.

Table 5: Net Commitments by Region

In millions of U.S. dollars

	2021		2020
For the three months ended September 30,	Amount	% of total	Amount	% of total	Variance
Eastern and Southern Africa	$150	6%	$-	0%	$150
Western and Central Africa	69	2	-	-	69
East Asia and Pacific	380	15	600	19	(220)
Europe and Central Asia	-	-	1,196	39	(1,196)
Latin America and the Caribbean	1,070	42	925	30	145
Middle East and North Africa	98	4	200	6	(102)
South Asia	790	31	200	6	590

Total	$2,557	100%	$3,121	100%	$(564)

Results from Investing Activities

Investment Portfolio

IBRD’s net investment portfolio was $81.2 billion as of September 30, 2021 ($85.8 billion as of June 30, 2021). Of this amount, $78.0 billion related to the liquid asset portfolio ($82.8 billion as of June 30, 2021). See Notes to Condensed Quarterly Financial Statements, Note C: Investments. The

decrease in the liquid asset portfolio is primarily due to the net loan disbursements during the period.

Net Investment Revenue

For the first three months of FY22, IBRD’s net investment revenue decreased by $28 million, primarily due to unrealized mark-to-market gains of $38 million in FY21 YTD, compared to unrealized mark-to-market losses of $5 million in FY22 YTD.

IBRD Management’s Discussion and Analysis: September 30, 2021	11

Management’s Discussion and Analysis	Section III: Financial Results

Figure 5: Net Investment Portfolio

In billions of U.S. dollars

Figure 6: Net Investment Revenue

In millions of U.S. dollars, YTD

Results from Borrowing Activities

As of September 30, 2021, the borrowing portfolio was $252.7 billion, a $1.0 billion decrease compared with June 30, 2021 (see Notes to Condensed Quarterly Financial Statements, Note E: Borrowings). The decrease was primarily due to currency translation adjustments. During the period, new issuances of medium-and long-term debt of $10.7 billion were highly diversified by currencies, with an average maturity of 6.1 years. The funds raised financed development lending operations and satisfied the liquidity requirements.

Figure 7: Borrowing Portfolio (original maturities)

In billions of U.S. dollars

Net Other Revenue

Net other revenue represents certain non-interest sources of revenue, which was $13 million lower in the first three months of FY22, compared with the same period in FY21. The decrease was mainly due to the lower investment earnings from the PEBP holdings.

Table 6: Net Other Revenue

In millions of U.S. dollars

For the three months ended September 30,	2021	2020	Variance
Loan commitment fees	$32	$29	$3
Guarantee fees	3	3	-
Net Earnings from PEBP and Post-Retirement Contribution Reserve Fund (PCRF)	16	33	(17)
PEF and PAF [a]	1	*	1
Others	1	1	-

Net other revenue (Table 1)	$53	$66	$(13)

a.

Amounts are fully offset by fair value changes in trades (facing counterparties) related to Pandemic Emergency Financing Facility (PEF) and Pilot Auction Facility for Methane and Climate Change Mitigation (PAF), which are included in Unrealized mark-to market gains/(losses) on non-trading portfolios, net (Table 1).

*	Indicates amounts less than $0.5 million.

12	IBRD Management’s Discussion and Analysis: September 30, 2021

Management’s Discussion and Analysis	Section III: Financial Results

Net Non-Interest Expenses

As shown in Table 7, IBRD’s net non-interest expenses primarily comprise administrative expenses, net of revenue from externally funded activities. IBRD/IDA’s administrative budget is a single resource envelope that funds the combined work programs of IBRD and IDA. The allocation of net administrative expenses between IBRD and IDA is based on an agreed cost and revenue-sharing methodology, approved by their Boards, which is primarily driven by the relative level of lending, knowledge services, and other services between these two institutions. The administrative expenses shown in Table 7 include costs related to IBRD-executed trust funds and other externally funded activities.

Figure 8: Net Non-Interest Expenses

In millions of U.S. dollars, YTD

Table 7: Net Non-Interest Expenses

In millions of U.S. dollars

For the three months ended September 30,	2021	2020	Variance
Administrative expenses
Staff costs	$258	$240	$18
Travel	6	2	4
Consultant fees and contractual services	65	65	-
Pension and other post-retirement benefits [a,c]	43	110	(67)
Communications and technology	17	13	4
Premises and equipment	33	29	4
Other expenses	15	12	3

Total administrative expenses [b,c]	$437	$471	$(34)

Revenue from externally funded activities
Reimbursable revenue – IBRD executed trust funds	(81)	(83)	2
Other revenue	(55)	(59)	4

Total revenue from externally funded activities	$(136)	$(142)	$6

Net non-interest expenses (Table 1)	$301	$329	$(28)

a.	Includes all components of pension costs. See Notes to Condensed Quarterly Financial Statements, Note H: Pension and Other Post-Retirement Benefits.
b.	Includes expenses related to IBRD executed trust funds of $81 million for FY22 YTD and $83 million for FY21 YTD.
c.	Includes $(71) million of pension cost, other than service cost ($3 million for FY21 YTD), included in Other Non-interest expenses in the Condensed Statement of Income.

Net non-interest expenses for the first three months of FY22 decreased compared with the same period last year. This is primarily due to the decrease in pension costs, mainly driven by the higher actual asset return in FY21, which resulted in lower amortization of unrecognized actuarial losses.

IBRD Management’s Discussion and Analysis: September 30, 2021	13

Management’s Discussion and Analysis	Section III: Financial Results

Unrealized mark-to-market gains and losses on non-trading portfolios

Unrealized mark-to-market gains and losses associated with the non-trading portfolios, are excluded from reported net income to arrive at allocable income. As a result, from a long-term financial sustainability perspective, income allocations are generally based on amounts that have been realized (except for the Investments-Trading portfolio, as previously discussed). For the first three months of FY22, $354 million of net unrealized mark-to-market gains ($346 million net unrealized mark-to-market gains for same period in FY21) were excluded from reported net income to arrive at allocable income (see Table 1 and Notes to Condensed Quarterly Financial Statements, Note K: Fair Value Disclosures, Table K11).

Loan Portfolio

Loans are reported at amortized cost, whereas the derivatives which convert the loans from fixed-rate to variable-rate instruments for asset liability management purposes, are reported at fair value. As a result, while from an economic perspective, IBRD’s loans after the effect of derivatives carry variable interest rates, and therefore have a low sensitivity to interest rates, the mark to market effect is not reflected in the reported net income. Net income includes only the unrealized mark to market gains and losses on loan related derivatives, which for the first three months of FY22 was a gain of $407 million, primarily due to the increase in the interest rates during the period. See Section IV: Risk Management for additional details on how IBRD uses derivatives in the loan portfolio.

Borrowing Portfolio

IBRD’s bonds and the related derivatives are reported at fair value, and, therefore, unrealized mark-to-market gains and losses on the borrowing related derivatives are offset by unrealized mark-to-market gains and losses on the associated bonds, except for changes in IBRD’s own credit, referred to as the Debit Valuation Adjustment (DVA) which is recorded in Accumulated Other Comprehensive Loss (AOCL). For the first three months of FY22, the DVA represents $369 million of unrealized mark-to-market losses, resulting mainly from the tightening of IBRD’s credit spreads relative to London Interbank Offered Rate (LIBOR) during the period. As of September 30, 2021, IBRD’s Condensed Balance Sheet included a cumulative DVA of $587 million mark-to-market losses reflected in AOCL, associated with the changes in its own credit for financial liabilities measured under the fair value option (see Notes to the Condensed Quarterly Financial Statements, Note K – Other Fair Value Disclosures).

Other ALM Portfolio

IBRD uses derivatives to stabilize its interest revenue from the portion of loans which is sensitive to changes in interest rates. The Other ALM portfolio consists of derivatives which convert variable rate cash flows to fixed rate cash flows. In the first three months of FY22, IBRD recorded unrealized mark to market losses of $262 million on this portfolio, primarily due to the increase in the interest rates during the period. As of September 30, 2021, the duration of this portfolio was 3.5 years, within the Board established limit of 5 years.

Transfers to Affiliated Organizations

Since 1964, IBRD has made transfers to IDA out of its net income, upon approval by the Governors. Under a formula-based approach for IBRD’s income support to IDA, the amount of income transfer recommended for IDA is a function of IBRD’s financial results. On October 14, 2021, the Board of Governors approved a transfer of $274 million to IDA out of FY21 allocable income, which was made on October 25, 2021.

14	IBRD Management’s Discussion and Analysis: September 30, 2021

Management’s Discussion and Analysis	Section IV: Risk Management

Section IV: Risk Management

Risk Governance

IBRD’s risk management processes and practices evolve to reflect changes in activities in response to market, credit, product, operational, and other developments. The Board, particularly Audit Committee members, periodically review trends in IBRD’s risk profiles and performance, and any major developments in risk management policies and controls.

Management believes that effective risk management is critical for its overall operations. Accordingly, the risk management governance structure is designed to manage the principal risks IBRD assumes in its activities, and supports Management in its oversight function, particularly in coordinating different aspects of risk management, and in connection with risks that are common across functional areas.

IBRD’s financial and operational risk governance structure is built on the “three lines model” where:

i.	Business units are responsible for directly managing risks in their respective functional areas,

ii.	The Vice President and WBG Chief Risk Officer (CRO) provides direction, challenge, and oversight over financial and operational risk activities, and

iii.	Internal Audit provides independent oversight.

IBRD’s risk management process comprises risk identification, assessment, response and risk monitoring and reporting. IBRD has policies and procedures under which risk owners and corporate functions are responsible for identifying, assessing, responding to, monitoring and reporting risks.

Risk Oversight and Coverage

The CRO oversees both financial and operational risks. These risks include (i) country credit risks in the core sovereign-lending business, (ii) market and counterparty risks, including liquidity risk, and (iii) operational risks relating to people, processes and systems. In addition, the CRO works closely with IFC, MIGA, and IDA’s Management, to review, measure, aggregate, and report on risks, and share best practices across the WBG. The CRO also helps enhance cooperation between the entities and facilitates knowledge sharing in the risk management function.

The risk of IBRD’s operations not meeting their development outcomes (development outcome risk) in IBRD’s lending activities is monitored at the corporate level by Operations Policy and Country Services (OPCS). Where fraud and corruption risks may impact IBRD-financed projects, OPCS, the regions and practice groups, and the Integrity Vice Presidency jointly address such issues.

Management of IBRD’s Risks

IBRD assumes financial risks in order to achieve its development and strategic objectives. IBRD’s financial risk management framework is designed to enable and support the institution in achieving its goals in a financially sustainable manner. IBRD manages credit, market and operational risks for its financial activities, which include lending, borrowing and investing. The primary financial risk to IBRD is the country credit risk inherent in its loan portfolio. IBRD is also exposed to risks in its liquid asset and derivative portfolios, where the major risks are interest rate, exchange rate, commercial counterparty credit, and liquidity risks. IBRD’s operational risk management framework is based on a structured and uniform approach to identify, assess and monitor key operational risks across business units.

In an effort to maximize IBRD’s capacity to lend to member countries for development purposes, IBRD limits its exposure to market and counterparty credit risks. In addition, to ensure that the financial risks associated with its loans and other exposures do not exceed its risk-bearing capacity, IBRD uses a strategic capital adequacy framework as a key medium-term capital planning tool.

IBRD Management’s Discussion and Analysis: September 30, 2021	15

Management’s Discussion and Analysis	Section IV: Risk Management

Coronavirus Disease 2019 (COVID-19) Outbreak

The outbreak of COVID-19 resulted in governments worldwide enacting emergency measures to combat the spread of the virus. Those measures included travel bans, quarantine periods and social distancing, which caused material disruption to businesses globally, resulting in an initial economic slowdown. Governments and central banks have reacted with significant monetary and fiscal interventions designed to stabilize economic conditions.

In light of COVID-19, IBRD continues to monitor developments and to manage the risks associated with all its portfolios.

As of September 30, 2021, IBRD had sufficient resources to meet its liquidity requirements and continues to have access to capital market resources. The liquid asset portfolio was 137% of the Target Liquidity Level. In the first three months in FY22, IBRD continued to maintain a robust liquidity position and flexibility to access the necessary liquidity resources.

Management remains vigilant in assessing funding needs in the medium and longer-term to manage the effect of possible severe market movements.

IBRD’s capital adequacy, as indicated by Equity-to-Loans ratio, remains stable and above minimum level (Table 8).

As of the reporting date, country credit risk and counterparty credit risk remain in line with the existing governance framework and established credit limits. The loan loss provisions include IBRD’s current assessment of country credit risk. The fair values of related financial instruments reflect counterparty credit risk in IBRD’s portfolios. Developments in the market continue to be closely monitored and managed.

IBRD continues to respond to client needs and operate its core business functions effectively by utilizing technology for remote work. Home-based work remains in many IBRD offices throughout the world, in line with IBRD’s Business Continuity Procedures. In addition, other prudent measures are in place to ensure the health and safety of its employees. IBRD continues to monitor risks associated with COVID-19 and prepare plans to respond as the situation evolves.

Capital Adequacy

IBRD holds capital to cover the credit, market and operational risks inherent in its operating activities and financial assets. Country credit risk is the most substantive risk covered by IBRD’s equity.

IBRD’s capital adequacy is the degree to which its equity is sufficient to withstand unexpected shocks. IBRD’s Board monitors IBRD’s capital adequacy within a strategic capital adequacy framework and uses the equity-to-loans ratio as a key indicator of capital adequacy. The framework seeks to ensure that IBRD’s equity is aligned with the financial risk associated with its loan portfolio as well as other exposures over a medium-term capital-planning horizon.

As shown in Table 8, IBRD’s equity-to-loans ratio decreased to 22.3% as of September 30, 2021, from 22.6% as of June 30, 2021, mainly due to the increase in loan exposure, and remained above the 20% minimum ratio under the strategic capital adequacy framework. In line with IBRD’s currency management policy, exchange rate movements during the period did not have an impact on IBRD’s equity-to-loans ratio. Under the currency management policy, to minimize exchange rate risk, IBRD matches its borrowing obligations in any one currency (after derivatives) with assets in the same currency. In addition, IBRD periodically undertakes currency conversions to align the currency composition of its equity with that of its outstanding loans, across major currencies.

16	IBRD Management’s Discussion and Analysis: September 30, 2021

Management’s Discussion and Analysis	Section IV: Risk Management

Table 8: Equity-to-Loans Ratio

In millions of U.S. dollars

			Variance
As of	September 30, 2021	June 30, 2021	Total	Due to Activities	Due to Translation Adjustments
Usable paid-in capital	$18,608	$18,583	$25	$92	$(67)
Special reserve	293	293	-	-	-
General reserve [a]	31,464	31,464	-	-	-
Cumulative translation adjustment [b]	(495)	(268)	(227)	-	(227)
Other adjustments	(59)	(75)	16	-	16

Equity (usable equity)	$49,811	$49,997	$(186)	$92	$(278)

Loans exposure	$222,990	$220,564	$2,426	$3,749	$(1,323)
Present value of guarantees	3,028	3,079	(51)	(4)	(47)
Effective but undisbursed DDOs	-	-	-	-	-
Related accumulated provisions	(1,693)	(1,630)	(63)	(72)	9
Deferred loan income	(507)	(495)	(12)	(15)	3
Other exposures	(689)	(723)	34	34	-

Loans (total exposure)	$223,129	$220,795	$2,334	$3,692	$(1,358)

Equity-to-Loans Ratio	22.3%	22.6%

a.	June 30, 2021 amount includes the proposed transfer to the General Reserve, which was approved by IBRD’s Executive Directors on August 5, 2021.
b.	Excludes cumulative translation amounts associated with the unrealized mark-to-market gains/losses on non-trading portfolios, net.

Credit Risk

IBRD faces two types of credit risk: country credit risk and counterparty credit risk. Country credit risk is the risk of loss due to a country not meeting its contractual obligations, and counterparty credit risk is the risk of loss attributable to a counterparty not honoring its contractual obligations. IBRD is exposed to commercial as well as non-commercial counterparty credit risk.

Country Credit Risk

IBRD manages country credit risk by using individual country exposure limits and takes into account factors such as population size and the economic situation in the country. In addition, IBRD conducts stress tests of the effects of changes in market variables and of potential geopolitical events on its portfolio to complement its capital adequacy framework.

Figure 9: Country Exposures as of September 30, 2021 In billions of U.S. dollars

IBRD Management’s Discussion and Analysis: September 30, 2021	17

Management’s Discussion and Analysis	Section IV: Risk Management

Portfolio Concentration Risk

Portfolio concentration risk, which arises when a small group of borrowers, accounts for a large share of loans outstanding, is a key concern for IBRD. The ten countries with the highest exposures accounted for 60% of IBRD’s total exposure as of September 30, 2021.

Concentration risk is carefully managed, in part, by applying an exposure limit to a single borrowing country for the aggregate balance of loans outstanding, the present value of guarantees, the undisbursed portion of Deferred Drawdown Options (DDOs), and other eligible exposures that have become effective. Under the current guidelines, IBRD’s exposure to a single borrowing country is restricted to the lower of an Equitable Access Limit (EAL) and the SBL.

The Single Borrower Limit (SBL) framework reflects a dual-SBL system, which differentiates between countries below the Graduation Discussion Income (GDI) threshold and those above it. Under this system, the FY22 SBL was $24.9 billion for highly creditworthy countries below the GDI, and $21.2 billion for highly creditworthy countries above the GDI.

Accumulated Provision for Losses on Loans and Other Exposures

As of September 30, 2021, IBRD’s accumulated provision for losses on loans and other exposures was $1,711 million, including $341 million of accumulated provision related to loan commitments (see Notes to Condensed Quarterly Financial Statements, Note D: Loans and Other Exposures). This was less than 1% of the underlying exposures ($1,647 million as of June 30, 2021, less than 1% of total exposures). For the first three months of FY22, IBRD recorded a provision for losses on loans and other exposures of $71 million, primarily reflecting the impact of loss given default (severity) due to the increase in the implied forward interest rates during the period.

As of September 30, 2021, 0.2% of IBRD’s loans were in nonaccrual status, all related to Zimbabwe. During the first three months of FY22, IBRD did not receive any payments towards overdue interest and principal from Zimbabwe (Nil for FY21 YTD). See Notes to Condensed Quarterly Financial Statements, Note D: Loans and Other Exposures.

Counterparty Credit Risk

IBRD is exposed to commercial and non-commercial counterparty credit risk.

Commercial Counterparty Credit Risk

Commercial counterparty credit risk is the risk that counterparties fail to meet their payment obligations under the terms of the contract or other financial instruments. Effective management of counterparty credit risk is vital to the success of IBRD’s funding, investment, and asset/liability management activities. The monitoring and management of these risks is continuous as the market environment evolves.

As a result of IBRD’s use of mark-to-market collateral arrangements for swap transactions, its residual commercial counterparty credit risk is concentrated in the investment portfolio, in instruments issued by sovereign governments and non-sovereign holdings (including Agencies, Asset Backed Securities, Corporates, and Time Deposits). IBRD’s overall commercial counterparty credit exposure decreased by $5.5 billion during the first three months of FY22, to $81.3 billion as of September 30, 2021, consistent with the decrease in the investment portfolio.

As shown in Table 9, the credit quality of IBRD’s investment portfolio remains concentrated in the upper end of the credit spectrum, with 71% of the portfolio rated AA or above and the remainder predominantly rated A. The exposures with the AAA and AA rated counterparties primarily relate to sovereign debt and time deposits. The A rated counterparties principally consist of financial institutions (limited to short-term deposits and swaps) and sovereign debt.

18	IBRD Management’s Discussion and Analysis: September 30, 2021

Management’s Discussion and Analysis	Section IV: Risk Management

Table 9: Commercial Credit Exposure, Net of Collateral Held, by Counterparty Rating

In millions of U.S. dollars

	As of September 30, 2021
	Investments
Counterparty Rating [a]	Sovereigns	Non-Sovereigns	Net Swap Exposure	Total Exposure	% of Total
AAA	$24,663	$8,795	$-	$33,458	41%
AA	2,041	21,550	435	24,026	30
A	11,383	12,164	172	23,719	29
BBB	-	52	-	52	*
BB or lower/unrated	38	8	-	46	*

Total	$38,125	$42,569	$607	$81,301	100%

	As of June 30, 2021
	Investments
Counterparty Rating [a]	Sovereigns	Non-Sovereigns	Net Swap Exposure	Total Exposure	% of Total
AAA	$25,186	$10,136	$-	$35,322	41%
AA	2,828	23,525	628	26,981	31
A	12,188	11,999	191	24,378	28
BBB	-	56	-	56	*
BB or lower/unrated	40	8	-	48	*

Total	$40,242	$45,724	$819	$86,785	100%

a.  Average rating is calculated using available ratings from the three major rating agencies; however, if ratings are not available from each of the three rating agencies, IBRD uses the average of the ratings available from any of such rating agencies or a single rating to the extent that an instrument or issuer (as applicable) is rated by only one rating agency.

* Indicates amount less than $0.5 million or percentage less than 0.5%.

Non-Commercial Counterparty Credit Risk

In addition to its derivative transactions with commercial counterparties, IBRD offers derivative-intermediation and other services to borrowing member countries, as well as to affiliated and non-affiliated organizations, to help meet their development needs and fulfill their development mandates (see Table 10).

IBRD has a master derivatives agreement with the International Finance Facility for Immunisation (IFFIm), under which several transactions have been executed. IBRD has the right to call for collateral above an agreed specified threshold. As of September 30, 2021, IBRD had not exercised this right, but may do so under the existing terms of the agreement. Rather than calling for collateral, IBRD and IFFIm have agreed to manage IBRD’s exposure by applying a risk management buffer to the gearing ratio limit. The gearing ratio limit represents the maximum amount of IFFIm’s net financial obligations less cash and liquid assets, as a percentage of the net present value of its financial assets.

Table 10: Non-Commercial Counterparty Credit Risk

In millions of U.S. dollars

Exposures as of September 30, 2021
Non-Commercial Counterparty	Instrument used	Purpose of derivative transaction	Notional	Net Exposure
Borrowing Member Countries	Derivatives	Assist borrowing member countries with managing risks	$10,706	$1,153

Affiliated Organization	Derivatives	Intermediation on behalf of IDA	764	3

Non-Affiliated Organization	Derivatives	Assist IFFIm with managing risks	3,415	234

			$14,885	$1,390

IBRD Management’s Discussion and Analysis: September 30, 2021	19

Management’s Discussion and Analysis	Section IV: Risk Management

Effect of Changes in Credit Spreads

The sensitivity of IBRD’s portfolios to changes in credit spreads is shown in the table below, where the amount represents the dollar change in fair value which corresponds to a one basis point parallel upward shift in credit spreads.

Table 11: Effect of Credit on IBRD’s Portfolios

In millions of U.S. dollars

As of September 30, 2021	Credit Effect on Portfolio Sensitivity [a]
Borrowing portfolio	$108
Loan portfolio [b]	(2)
Other ALM portfolio	(* )
Investment portfolio	(2)

Total gains	$104

a. Excludes Credit Valuation Adjustment (CVA) and Debit Valuation Adjustment (DVA) on derivatives. b. If loans were measured at fair value.
* Sensitivity is marginal.

Market Risk

IBRD is exposed to changes in interest and exchange rates, and it uses various strategies to minimize its exposure to market risk.

Interest Rate Risk

Under its current interest rate risk management strategy, IBRD seeks to match the interest rate sensitivity of its assets (loan and investment trading portfolios) with those of its liabilities (borrowing portfolio) by using derivatives, such as interest rate swaps. These derivatives effectively convert IBRD’s financial assets and liabilities into variable-rate instruments. After considering the effects of these derivatives, virtually the entire loan and borrowing portfolios are carried at variable interest rates. The sensitivity of these portfolios to interest rate movements, after the effect of derivatives, is shown in the table below where the amount represents the dollar change in fair value which corresponds to a one basis point parallel upward shift in interest rates.

Table 12: Effect of Interest Rates on IBRD’s Portfolios

In millions of U.S. dollars

As of September 30, 2021	Interest Rate Effect on Portfolio Sensitivity [a]
Borrowing portfolio	$6
Loan portfolio [b]	(4)
Other ALM portfolio	(16)
Investment portfolio	(1)

Total losses	$(15)

a. After the effects of derivatives. b. If loans were measured at fair value.

20	IBRD Management’s Discussion and Analysis: September 30, 2021

Management’s Discussion and Analysis	Section IV: Risk Management

Figure 10 illustrates how the use of derivatives affects the overall sensitivity of the borrowing, loan, Other ALM and investment portfolios. It illustrates the extent to which each portfolio is economically hedged. For example, for the borrowing portfolio a one basis point upward parallel shift in interest rates would result in $108 million of unrealized mark-to-market gains on bonds which would be offset by $102 million of unrealized mark-to-market losses on swaps. Loan sensitivities are illustrative as loans are carried at amortized cost on the Balance Sheet.

Figure 10: Sensitivity to Interest Rates as of September 30, 2021

(Dollar change in fair value corresponding to a one basis point upward parallel shift in interest rates)

In millions of U.S. dollars

IBRD faces three main sources of interest rate risk: the interest rate sensitivity of the income earned in a low interest rate environment, refinancing risk of fixed-spread loans, and interest rate risk on the liquid asset portfolio. The discontinuance of LIBOR and the transition to alternative reference rates also presents a significant risk to IBRD’s activities, which is discussed later in this section.

Low Interest Rate Environment

Loans to borrowing countries

Under IBRD’s loan agreements, if an interest rate formula yields a negative rate, the interest rate charged is zero.

Liquid Asset Portfolio

IBRD’s existing guidelines allow for the investment in a wide variety of credit products in both developed and emerging market economies (see investment eligibility criteria in IBRD’s MD&A as of June 30, 2021). Low and negative fixed interest rates present a challenge for the investment of the liquid asset portfolio. However, even markets with negative rates can provide positive spread returns once the investment is swapped back into a U.S. dollar floating basis. In the first three months of FY22, despite the low interest rate environment, IBRD was able to generate a positive spread, net of funding costs on its liquid asset portfolio (see Table 1).

The interest rate risk on IBRD’s liquid asset portfolio, including the risk that the value of assets in the portfolio will fluctuate in response to changes in market interest rates, is managed within specified duration-mismatch limits. The liquid asset portfolio has spread exposure because IBRD holds instruments other than the short-term bank deposits represented by the portfolio’s London Interbank Bid Rate (LIBID) benchmark. These investments generally yield positive returns over the benchmark but can generate mark-to-market losses if their spreads relative to LIBOR widen.

Fixed Spread Loan Refinancing Risk

Refinancing risk for funding fixed-spread loans relates to the potential impact of any future deterioration in IBRD’s funding spread relative to what was computed in the fixed-spread. IBRD does not match the maturity of its funding with that of its fixed spread loans as this would result in significantly higher financing costs for all loans. Instead, IBRD targets a shorter average funding maturity and manages the refinancing risk through two technical components of the fixed-spread loan pricing, both of which can be changed at Management’s discretion:

•	Projected funding cost: Management’s best estimate of average funding costs over the life of the loan

•	Risk premium: A charge for the risk that actual funding costs are higher than projected Liquid Asset Portfolio Spread Exposure.

IBRD Management’s Discussion and Analysis: September 30, 2021	21

Management’s Discussion and Analysis	Section IV: Risk Management

Other Interest Rate Risks

Interest rate risk also arises from other variables, including differences in timing between the contractual maturities or re-pricing of IBRD’s assets, liabilities, and derivative instruments. On variable-rate assets and liabilities, IBRD is exposed to timing mismatches between the re-set dates on its variable-rate receivables and payables. IBRD monitors these exposures and may execute overlay interest rate swaps to reduce sizable timing mismatches.

Alternative Reference Rates

In July 2017, the Financial Conduct Authority (FCA), the regulator of LIBOR, announced that it will no longer compel panel banks to submit rates required to calculate LIBOR after December 31, 2021 and, therefore, market participants, including IBRD and its borrowers need to move to alternative reference rates. In March 2021, the FCA confirmed that all the LIBOR settings will either cease to be provided by any administrator, or no longer be representative, as follows:

Type of LIBOR	Setting	Date of cessation
GBP LIBOR	All settings	December 31, 2021
EUR LIBOR
CHF LIBOR
JPY LIBOR
USD LIBOR	1-week, 2-month
USD LIBOR	Remaining settings, including 6-month	June 30, 2023

Despite the extension of the publication of certain USD LIBOR rates to June 30, 2023, the regulators’ guidance remains that LIBOR should not be used for new contracts after 2021. In July 2021, the Commodity Futures Trading Commission’s Market Risk Advisory Committee (MRAC) adopted a market best practice known as SOFR First, a four phased plan to switch derivative trading conventions from LIBOR to SOFR for USD derivative instruments. Also in July 2021, the Alternative Reference Rates Committee (ARRC) formally recommended CME Group’s forward-looking term rate for SOFR, for use in markets where transitioning from LIBOR to an overnight rate has been difficult. The forward-looking term rate for SOFR is based on transactions in the SOFR derivatives markets. The ARRC recommended these rates for legacy loans and bond instruments but not for the vast majority of derivative instruments. For its derivative portfolios, IBRD has adhered to the International Swaps and Derivatives Association (ISDA) 2020 IBOR Fallbacks Protocol (IBOR Protocol).

In consideration of the regulatory guidance and in preparation for the global markets’ transition away from LIBOR, IBRD has taken important steps to facilitate a smooth and orderly transition of its financial instruments effected by alternative reference rates.

The value of IBRD’s investments, borrowings, and derivative instruments are tied to LIBOR, and the trading market for LIBOR-based securities could be impacted upon its discontinuance or if it is limited. IBRD previously completed an impact assessment of its exposure, both quantitatively and qualitatively, to LIBOR and developed an implementation roadmap for the LIBOR transition. IBRD is actively working through this transition from multiple perspectives: lending, funding, accounting, operations, information technology, liquidity investing, risk and legal, considering the portfolio of existing loans and other instruments that use LIBOR as a benchmark.

In FY20, the Board endorsed an omnibus amendment process with borrowers for certain existing loan agreements to address inadequate fallback provisions for LIBOR replacement, allowing IBRD to maintain and preserve the pre-existing relationship between its funding costs and lending rates and maintain the principles of fairness and equivalence for any replaced reference rate. The contract amendments will enable similar treatment to all loans by bringing the fallback provisions related to changes in the reference rate in the General Conditions into conformity with the revised General Conditions of December 2018. The new language permits IBRD to transition the interest rate to alternative reference rates when it is appropriate to do so. The majority of IBRD loans were denominated in USD, EUR, GBP and JPY as of September 30, 2021. IBRD has decided to adopt the following alternative reference rates: Secured Overnight Financing Rate (SOFR) for USD denominated loans, Euro Interbank Offer Rate (EURIBOR) for EUR denominated loans, Sterling Overnight Index Average (SONIA) for GBP denominated loans and Tokyo Overnight Average Rate (TONA) for JPY denominated loans. IBRD has made significant progress and secured counter-signature of the omnibus amendments from the majority of its borrowers.

22	IBRD Management’s Discussion and Analysis: September 30, 2021

Management’s Discussion and Analysis	Section IV: Risk Management

Effective from April 1, 2021, the Board approved a suspension of the offering of loans on fixed spread terms, as well as suspension of a related conversion feature from the variable spread terms to fixed spread terms. An existing feature to permit fixing of the reference rate in loans with variable spread terms remains available.

In July, 2021, the Board approved offering new loans with new alternative reference rates and ceasing to offer LIBOR based loans effective January 1, 2022; and the switch over of existing loans beginning in January 2022 for all variable spread and non-USD fixed spread loans and beginning in July 2023 for the remaining USD fixed spread loans. This transition plan was based on careful consideration of the regulatory guidance, relevant provisions in IBRD’s General Conditions and loan agreements, asset liability management needs, as well as borrower implications, and took into account the different characteristics of the new market reference rates and LIBOR, and the implications of a staggered LIBOR cessation timetable. IBRD has notified the minority of borrowers who did not sign the omnibus amendments of the reference rate replacement timeline for their existing loans on an absence of objection basis and is also in the process of notifying other borrowers of the reference rate replacement in their existing loans. IBRD will continue to work with key stakeholders, including internal subject matter experts, senior management, borrowers, industry groups and other market participants, to mitigate potential financial and operational risks to which IBRD is exposed, and to ensure an orderly transition to the alternative reference rates. IBRD is managing the transition prudently and in a cost-effective manner.

Exchange Rate Risk

IBRD holds the majority of its assets and liabilities in U.S. dollars and euro. However, the reported levels of its assets, liabilities, income, and expenses in the financial statements are affected by exchange rate movements in all the currencies in which IBRD transacts, relative to its reporting currency, the U.S. dollar. While IBRD’s equity could be affected by exchange rate movements, IBRD’s risk management policies work to minimize the exchange rate risk in its capital adequacy, by immunizing the equity-to-loans ratio against exchange rate movements.

To minimize exchange rate risk, IBRD matches its borrowing obligations in any one currency (after derivative activities) with assets in the same currency. In addition, IBRD undertakes periodic currency conversions to align the currency composition of its equity with that of its outstanding loans across major currencies. Together, these policies are designed to minimize the impact of exchange rate fluctuations on the equity-to-loans ratio; thereby preserving IBRD’s ability to better absorb unexpected losses from arrears on loan repayments, regardless of exchange movements. As a result, exchange rate movements during the period generally do not have an impact on the overall equity-to-loans ratio.

Liquidity Risk

Liquidity risk arises in the general funding of IBRD’s activities and in managing its financial position. It includes the risk of IBRD being unable to fund its portfolio of assets at appropriate maturities and rates, and the risk of being unable to liquidate a position in a timely manner at a reasonable price.

Under IBRD’s liquidity management guidelines, liquid asset holdings are kept at or above a specified Prudential Minimum to safeguard against cash flow interruptions.

The Target Liquidity Level represents twelve-months’ coverage as calculated at the start of every fiscal year. The Prudential Minimum is defined as 80% of the Target Liquidity Level. The 150% maximum guideline (150% of Target Liquidity Level) applies to the portfolio and it continues to function as a guideline rather than a hard ceiling (see Table 13).

Table 13: Liquidity Levels for FY22

	In billions of U.S. dollars	% of Target Liquidity Level

Target Liquidity Level	57.0

Guideline Maximum Liquidity Level	85.5	150%

Prudential Minimum Liquidity Level	45.6	80%

Liquid Asset Portfolio as of September 30, 2021	78.0	137%

The FY22 Target Liquidity Level is $11 billion lower than the prior year, due to the lower projected debt service for FY22.

IBRD Management’s Discussion and Analysis: September 30, 2021	23

Management’s Discussion and Analysis	Section IV: Risk Management

Operational Risk

Operational risk is defined as the risk of financial loss, or damage to IBRD’s reputation resulting from inadequate or failed internal processes, people and systems, or from external events.

IBRD recognizes the importance of operational risk management activities, which are embedded in its financial operations. As part of its business activities, IBRD is exposed to a range of operational risks including physical security and staff health and safety, data and cyber security, business continuity, and third-party vendor risks. IBRD’s approach to identifying and managing operational risk includes a dedicated program for these risks and a robust process that includes assessing and prioritizing operational risks, monitoring and reporting relevant key risk indicators, aggregating and analyzing internal and external events, and identifying emerging risks that may affect business units and developing risk response and mitigating actions.

24	IBRD Management’s Discussion and Analysis: September 30, 2021

Management’s Discussion and Analysis	Section V: Governance

Section V: Governance

Senior Management Changes

The following changes will be effective January 1, 2022:

•	Jingdong Hua, Vice President and Treasurer of the World Bank, will retire.

•	Jorge Familiar Calderon has been appointed to the role of Vice President and Treasurer of the World Bank.

•	Pam O’Connell has been appointed as the Vice President and World Bank Group Controller, succeeding Jorge Familiar Calderon in that role.

IBRD Management’s Discussion and Analysis: September 30, 2021	25

Management’s Discussion and Analysis

List of Tables, Figures and Box

Tables

Table 1: Condensed Statement of Income	9
Table 2: Condensed Balance Sheet	9
Table 3: Change Net Loans Outstanding	10
Table 4: Gross Disbursements by Region	11
Table 5: Net Commitments by Region	11
Table 6: Net Other Revenue	12
Table 7: Net Non-Interest Expenses	13
Table 8: Equity-to-Loans Ratio	17
Table 9: Commercial Credit Exposure, Net of Collateral Held, by Counterparty Rating	19
Table 10: Non-Commercial Counterparty Credit Risk	19
Table 11: Effect of Credit on IBRD’s Portfolios	20
Table 12: Effect of Interest Rates on IBRD’s Portfolios	20
Table 13: Liquidity Levels for FY22	23
Figures
Figure 1: IBRD’s Financial Business Model	7
Figure 2: Sources and Uses of Revenue	8
Figure 3: Net Loans Outstanding	10
Figure 4: Loan Interest Revenue, net	10
Figure 5: Net Investment Portfolio	12
Figure 6: Net Investment Revenue	12
Figure 7: Borrowing Portfolio (original maturities)	12
Figure 8: Net Non-Interest Expenses	13
Figure 9: Country Exposures as of September 30, 2021	17
Figure 10: Sensitivity to Interest Rates as of September 30, 2021	21
Box
Box 1: Selected Financial Data	2

26	IBRD Management’s Discussion and Analysis: September 30, 2021

INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT (IBRD)

CONTENTS

September 30, 2021

CONDENSED QUARTERLY FINANCIAL STATEMENTS

IBRD Condensed Quarterly Financial Statements: September 30, 2021 (Unaudited)	27

CONDENSED BALANCE SHEET

Expressed in millions of U.S. dollars

	September 30, 2021 (Unaudited)	June 30, 2021 (Unaudited)
Assets

Due from banks—Notes C and K

Unrestricted cash	$1,683	$2,240

Restricted cash	105	107

	1,788	2,347

Investments—Trading (including securities transferred under repurchase or securities lending agreements of $12 million—September 30, 2021; $24 million—June 30, 2021)—Notes C and K	82,314	87,566

Securities purchased under resale agreements—Notes C and K	294	338

Derivative assets, net—Notes C, E, F and K	2,687	3,355

Loans outstanding—Notes D, I and K

Total loans	292,846	295,005

Less undisbursed balance (including signed loan commitments of $60,794 million — September 30, 2021, and $59,837 million —June 30, 2021)	(69,856)	(74,441)

Loans outstanding	222,990	220,564

Less:

Accumulated provision for loan losses	(1,317)	(1,270)

Deferred loan income	(507)	(495)

Net loans outstanding	221,166	218,799

Other assets—Notes C, D, E and I	6,030	4,896

Total Assets	$314,279	$317,301

28	IBRD Condensed Quarterly Financial Statements: September 30, 2021 (Unaudited)

	September 30, 2021 (Unaudited)	June 30, 2021 (Unaudited)
Liabilities

Borrowings—Notes E and K	$255,530	$260,076

Securities sold under repurchase agreements, securities lent under securities lending agreements, and payable for cash collateral received—Notes C and K	172	62

Derivative liabilities, net—Notes C, E, F and K	2,061	1,222

Other liabilities—Notes C, D and I	8,320	7,863

Total liabilities	266,083	269,223

Equity

Capital stock—Note B

Authorized capital (2,783,873 shares—September 30, 2021, and June 30, 2021)

Subscribed capital (2,474,681 shares—September 30, 2021, and 2,469,065 shares—June 30, 2021)	298,533	297,856

Less uncalled portion of subscriptions	(279,197)	(278,612)

Paid-in capital	19,336	19,244

Nonnegotiable, noninterest-bearing demand obligations on account of subscribed capital	(330)	(332)

Receivable amounts to maintain value of currency holdings	(329)	(343)

Deferred amounts to maintain value of currency holdings	(17)	67

Retained earnings (see Condensed Statement of Changes in Retained Earnings; Note G)	31,665	31,007

Accumulated other comprehensive loss—Note J	(2,129)	(1,565)

Total equity	48,196	48,078

Total liabilities and equity	$314,279	$317,301

The Notes to Condensed Quarterly Financial Statements are an integral part of these Statements.

IBRD Condensed Quarterly Financial Statements: September 30, 2021 (Unaudited)	29

CONDENSED STATEMENT OF INCOME

Expressed in millions of U.S. dollars

	Three Months Ended September 30, (Unaudited)
	2021	2020
Interest revenue
Loans, net—Note D	$484	$718
Other asset/liability management derivatives, net	166	126
Investments-Trading, net	34	80
Other, net	2	1

Borrowing expenses, net—Note E	(73)	(343)

Interest revenue, net of borrowing expenses	613	582

Provision for losses on loans and other exposures—Note D	(72)	(38)

Non-interest revenue
Revenue from externally funded activities—Note I	136	142
Commitment charges—Note D	32	29
Other	10	10

Total	178	181

Non-interest expenses

Administrative—Notes H and I	(508)	(468)

Other, net—Note H	65	(9)

Total	(443)	(477)

Non-functional currency translation adjustments, net	16	11

Unrealized mark-to-market gains on Investments-Trading portfolio, net—Notes F and K	10	71

Unrealized mark-to-market gains on non-trading portfolios, net—Notes D, E, F and K	356	346

Net income	$658	$676

The Notes to Condensed Quarterly Financial Statements are an integral part of these Statements.

30	IBRD Condensed Quarterly Financial Statements: September 30, 2021 (Unaudited)

CONDENSED STATEMENT OF COMPREHENSIVE INCOME

Expressed in millions of U.S. dollars

	Three Months Ended September 30, (Unaudited)
	2021	2020
Net income	$658	$676
Other comprehensive income—Note J
Reclassification to net income:
Amortization of unrecognized net actuarial losses	13	94
Amortization of unrecognized prior service costs	6	6
Net Change in Debit Valuation Adjustment (DVA) on Fair Value option elected liabilities	(369)	(616)
Currency translation adjustments on functional currency	(214)	347

Total other comprehensive loss	(564)	(169)

Comprehensive income	$94	$507

CONDENSED STATEMENT OF CHANGES IN RETAINED EARNINGS

Expressed in millions of U.S. dollars

	Three Months Ended September 30, (Unaudited)
	2021	2020
Retained earnings at the beginning of the fiscal year	$31,007	$28,765
Cumulative effect of change in accounting principle—Notes A, D and G	-	203

Adjusted retained earnings at the beginning of the fiscal year	$31,007	$28,968
Net income for the period	658	676

Retained earnings at the end of the period	$31,665	$29,644

The Notes to Condensed Quarterly Financial Statements are an integral part of these Statements.

IBRD Condensed Quarterly Financial Statements: September 30, 2021 (Unaudited)	31

CONDENSED STATEMENT OF CASH FLOWS

Expressed in millions of U.S. dollars

	Three Months Ended September 30, (Unaudited)
	2021	2020
Cash flows from investing activities
Loans
Disbursements	$(6,215)	$(7,427)
Principal repayments	2,431	2,276
Principal prepayments	54	-
Loan origination fees received	3	7
Net derivatives-loans	4	3
Other investing activities, net	(30)	(26)

Net cash used in investing activities	(3,753)	(5,167)

Cash flows from financing activities
Medium and long-term borrowings
New issues	9,592	15,600
Retirements	(10,853)	(10,334)
Short-term borrowings (original maturities greater than 90 days)
New issues	7,470	6,851
Retirements	(5,950)	(5,158)
Net short-term borrowings (original maturities less than 90 days)	(1,490)	(2,243)
Net derivatives-borrowings	(138)	(154)
Capital subscriptions	92	147
Other financing activities, net	1	-

Net cash (used in) provided by financing activities	(1,276)	4,709

Cash flows from operating activities
Net income	658	676
Adjustments to reconcile net income to net cash used in operating activities:
Unrealized mark-to-market gains on non-trading portfolios, net	(356)	(346)
Non-functional currency translation adjustments, net	(16)	(11)
Depreciation and amortization	25	167
Provision for losses on loans and other exposures	72	38
Changes in:
Investments portfolio	3,944	270
Other assets and liabilities	196	(330)

Net cash provided by operating activities	4,523	464

Effect of exchange rate changes on unrestricted and restricted cash	(53)	56

Net (decrease) increase in unrestricted and restricted cash	(559)	62
Unrestricted and restricted cash at beginning of the fiscal year	2,347	1,870

Unrestricted and restricted cash at end of the period	$1,788	$1,932

Supplemental disclosure
(Decrease) increase in ending balances resulting from exchange rate fluctuations
Loans outstanding	$(1,323)	$1,796
Investment portfolio	(36)	132
Borrowing portfolio	(904)	1,414
Capitalized loan origination fees included in total loans	20	10
Interest paid on borrowing portfolio	81	745

The Notes to Condensed Quarterly Financial Statements are an integral part of these Statements.

32	IBRD Condensed Quarterly Financial Statements: September 30, 2021 (Unaudited)

NOTES TO CONDENSED QUARTERLY FINANCIAL STATEMENTS

NOTE A—SUMMARY OF SIGNIFICANT ACCOUNTING AND RELATED POLICIES

Basis of Preparation

These unaudited condensed quarterly financial statements and notes should be read in conjunction with the June 30, 2021, audited financial statements and notes included therein. The condensed comparative information that has been derived from the June 30, 2021 audited financial statements has not been audited. In the opinion of management, the condensed quarterly financial statements reflect all adjustments necessary for a fair presentation of IBRD’s financial position and results of operations in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

Management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the condensed quarterly financial statements and the reported amounts of income and expenses during the reporting periods. Due to the inherent uncertainty involved in making those estimates, actual results could differ from those estimates. Areas in which significant estimates have been made include, but are not limited to, the provision for losses on loans and other exposures, valuation of certain instruments carried at fair value, and valuation of pension and other postretirement plan-related liabilities. The results of operations for the first three months of the current fiscal year are not necessarily indicative of results for the full year.

Certain reclassifications of the prior year’s information have been made to conform with the current year’s presentation.

Accounting and Reporting Developments

There were no new Accounting Standard Updates (ASUs) implemented, nor new relevant ASUs issued but not yet implemented as of September 30, 2021.

NOTE B—CAPITAL STOCK

The following table provides a summary of changes in IBRD’s authorized and subscribed shares:

Table B1: IBRD’s shares

	Authorized shares	Subscribed shares
As of June 30, 2020	2,783,873	2,387,388
General Capital Increase/Selective Capital Increase (GCI/SCI)	-	81,677

As of June 30, 2021	2,783,873	2,469,065
GCI/SCI	-	5,616

As of September 30, 2021	2,783,873	2,474,681

The following table provides a summary of the changes in subscribed capital, uncalled portion of subscriptions, and paid-in capital:

Table B2: IBRD’s capital

In millions of U.S. dollars

	Subscribed capital	Uncalled portion of subscriptions	Paid-in capital

As of June 30, 2020	$288,002	$(269,968)	$18,034
GCI/SCI	9,854	(8,644)	1,210

As of June 30, 2021	297,856	(278,612)	19,244
GCI/SCI	677	(585)	92

As of September 30, 2021	$298,533	$(279,197)	$19,336

The uncalled portion of subscriptions is subject to call only when required to meet the obligations incurred by IBRD as a result of borrowings or loan guarantees.

IBRD Condensed Quarterly Financial Statements: September 30, 2021 (Unaudited)	33

On October 1, 2018, IBRD’s Board of Governors approved two resolutions that increased IBRD’s authorized capital. The total increase in authorized capital was $57.5 billion, of which, $27.8 billion and $29.7 billion relate to the GCI and SCI, respectively. Under the terms of the 2018 GCI and SCI, paid-in capital is expected to increase by up to $7.5 billion over the subscription period. As of September 30, 2021, the cumulative subscription payments received under the 2018 capital increases were $2.9 billion.

NOTE C—INVESTMENTS

As of September 30, 2021, IBRD’s investments include the liquid asset portfolio, the Post Employment Benefit Plan (PEBP), the Post Retirement Contribution Reserve Fund (PCRF), holdings relating to the Advance Market Commitment for Pneumococcal Vaccines Initiative (AMC) and the Local Currency Market Development (LCMD) investments. LCMD investments are sovereign bonds denominated in the local currencies of less developed markets and funded by borrowings in the same currency with matching volume, payment and maturity characteristics.

Investments held by IBRD are designated as trading and reported at fair value, or at face value which approximates fair value. As of September 30, 2021, Investments were primarily comprised of government and agency obligations (53%), and time deposits (43%), with all the instruments classified as Level 1 or Level 2 within the fair value hierarchy. As of September 30, 2021, the largest holdings of Investments from a single counterparty were Japanese Government Instruments (12%) and U.S. Treasuries (10%).

A summary of IBRD’s Investments-Trading is as follows:

Table C1: Investments – Trading composition

In millions of U.S. dollars

	September 30, 2021	June 30, 2021
Government and agency obligations	$43,272	$48,630
Time deposits	35,148	35,460
Asset-backed Securities (ABS)	1,918	1,710
Alternative investments [a]	1,580	1,352
Equity securities [a]	396	414

Total Investments-Trading	$82,314	$87,566

a.	Related to PEBP holdings. Alternative investments are comprised of investments in hedge funds, private equity funds, private credit funds and real estate funds, at net asset value (NAV).

34	IBRD Condensed Quarterly Financial Statements: September 30, 2021 (Unaudited)

IBRD manages its investments on a net portfolio basis. The following table summarizes IBRD’s net portfolio position:

Table C2: Net investment portfolio position

In millions of U.S. dollars

	September 30, 2021	June 30, 2021
Investments-Trading	$82,314	$87,566
Securities purchased under resale agreements	294	338
Securities sold under repurchase agreements, securities lent under securities lending agreements, and payable for cash collateral received [a]	(2,012)	(3,333)
Derivative assets
Currency swaps and forward contracts	648	485
Interest rate swaps	14	16

Total	662	501

Derivative liabilities
Currency swaps and forward contracts	(204)	(417)
Interest rate swaps	(628)	(561)
Other	(2)	(1)

Total	(834)	(979)

Cash held in investment portfolio [b]	1,522	2,037
Receivable from investment securities traded and other assets [c]	155	400
Payable for investment securities purchased [d]	(935)	(699)

Net investment portfolio	$81,166	$85,831

a.	Includes $2,000 million of cash collateral received from counterparties under derivative agreements ($3,308 million—June 30, 2021).
b.	This amount is included in Unrestricted cash under Due from banks on the Condensed Balance Sheet.
c.	This amount is included in Other assets on the Condensed Balance Sheet.
d.

This amount includes $197 million of liabilities related to PCRF payable, which is included in Other liabilities on the Condensed Balance Sheet ($178 million—June 30, 2021), and $98 million of liabilities related to short sales ($98 million—June 30, 2021).

The composition of IBRD’s net investment portfolio is as follows:

Table C3: Net investment portfolio composition

In millions of U.S. dollars

	September 30, 2021	June 30, 2021
Net Investment Portfolio
Liquid asset portfolio	$77,975	$82,751
PEBP holdings	2,531	2,476
PCRF holdings	612	555
AMC holdings	10	10
LCMD investments	38	39

Total	$81,166	$85,831

IBRD uses derivative instruments to manage the associated currency and interest rate risks in the investment portfolio. For details of these instruments, see Note F—Derivative Instruments. After considering the effects of these derivatives, IBRD’s investment portfolio is predominantly denominated in U.S. dollars.

Commercial Credit Risk

For the purpose of risk management, IBRD is party to a variety of financial transactions, certain of which involve elements of credit risk. Credit risk exposure represents the maximum potential loss due to possible non-performance by obligors and counterparties under the terms of the contracts. For all securities, IBRD limits trading to a list of authorized dealers and counterparties. In addition, IBRD may require collateral in connection with resale agreements as well as swap agreements. This collateral serves to mitigate IBRD’s exposure to credit risk.

Swap Agreements: Credit risk is mitigated through the application of eligibility criteria and volume limits for transactions with individual counterparties and through the use of mark-to-market collateral arrangements for swap transactions. IBRD may require collateral in the form of cash or other approved liquid securities from individual counterparties in order to mitigate its credit exposure.

IBRD Condensed Quarterly Financial Statements: September 30, 2021 (Unaudited)	35

IBRD has entered into master derivative agreements that contain legally enforceable close-out netting provisions. These agreements may further reduce the gross credit risk exposure related to the swaps. Credit risk with financial assets subject to a master derivatives arrangement is further reduced under these agreements to the extent that payments and receipts with the counterparty are netted at settlement. The reduction in exposure as a result of these netting provisions can vary due to the impact of changes in market conditions on existing and new transactions. The extent of the reduction in exposure may therefore change substantially within a short period of time following the balance sheet date. For more information on netting and offsetting provisions see Note F—Derivative Instruments.

The following is a summary of the collateral received by IBRD for swap transactions:

Table C4: Collateral received

In millions of U.S. dollars

	September 30, 2021	June 30, 2021
Collateral received
Cash	$2,000	$3,308
Securities	755	1,083

Total collateral received	$2,755	$4,391

Collateral permitted to be repledged	$2,755	$4,391
Amount of collateral repledged	-	-
Amount of Cash Collateral invested	891	1,492

Securities Lending: IBRD may engage in securities lending and repurchases, against adequate collateral, as well as secured borrowing and reverse repurchases (resales) of government and agency obligations, corporate securities, ABS and Mortgage-backed securities (MBS). These transactions have been conducted under legally enforceable master netting arrangements, which allow IBRD to reduce its gross credit exposure related to these transactions. IBRD presents its securities lending and repurchases, as well as resales, on a gross basis on the Condensed Balance Sheet. As of September 30, 2021 and June 30, 2021, there were no amounts that could potentially be offset as a result of legally enforceable master netting arrangements.

Securities lending and repurchase agreements expose IBRD to several risks, including counterparty risk, reinvestment risk, and risk of a collateral gap (due to increase or decrease in the fair value of collateral pledged). IBRD has procedures in place to ensure that trading activity and balances under these agreements are below predefined counterparty and maturity limits, and to actively manage net counterparty exposure, after collateral, through daily mark-to-market. Whenever the collateral pledged by IBRD related to its borrowings under repurchase agreements and securities lending agreements declines in value, the transaction is re-priced as appropriate by returning cash or pledging additional collateral.

Transfers of securities by IBRD to counterparties are not accounted for as sales as the accounting criteria for the treatment as a sale have not been met. Counterparties are permitted to repledge these securities until the repurchase date.

As of September 30, 2021, liabilities relating to securities transferred under repurchase or securities lending agreements amounted to $12 million ($25 million — June 30, 2021) and there were no unsettled trades relating to repurchase or securities lending agreements. There were no replacement trades entered into in anticipation of maturing trades of a similar amount (Nil— June 30, 2021). As of September 30, 2021 and June 30, 2021, the remaining contractual maturity of these agreements were overnight and continuous. The securities transferred were mainly comprised of government and agency obligations and equity securities.

In the case of resale agreements, IBRD receives collateral in the form of liquid securities and is permitted to repledge these securities. While these transactions are legally considered to be true purchases and sales, the securities received are not recorded on IBRD’s Condensed Balance Sheet as the accounting criteria for treatment as a sale have not been met. As of September 30, 2021 and June 30, 2021, there were no unsettled trades pertaining to securities purchased under resale agreements. For resale agreements, IBRD received securities with a fair value of $293 million ($340 million—June 30, 2021). As of September 30, 2021 and June 30, 2021, none of these securities had been transferred.

36	IBRD Condensed Quarterly Financial Statements: September 30, 2021 (Unaudited)

NOTE D—LOANS AND OTHER EXPOSURES

IBRD’s loans and other exposures (together, “exposures”) are generally made to, or guaranteed by, member countries of IBRD. In addition, IBRD may also make loans to the International Finance Corporation (IFC), an affiliated organization, without any guarantee. Other exposures include: signed loan commitments (including deferred drawdown options (DDOs) and irrevocable commitments), exposures to member countries’ derivatives, and guarantees. As of September 30, 2021, all IBRD’s loans were reported at amortized cost.

IBRD uses derivatives to manage the currency risk as well as the interest rate risk between its loans and borrowings. For details regarding derivatives used in the loan portfolio, see Note F—Derivative Instruments.

IBRD excludes the interest receivable balance from the amortized cost basis and from the related disclosures as permitted by U.S. GAAP. As of September 30, 2021, accrued interest receivable on loans of $801 million is included in Other assets in the Condensed Balance Sheet ($668 million—June 30, 2021).

As of September 30, 2021, 0.2% of IBRD’s loans were in nonaccrual status and related to one borrower. The total accumulated provision for losses on accrual and nonaccrual loans was 0.6% of the total loan portfolio. Based on IBRD’s internal credit quality indicators, the majority of loans outstanding are in the medium-risk and high-risk classes.

Credit Quality of Sovereign Exposures

Based on an evaluation of IBRD’s exposures, management has determined that IBRD has one portfolio segment – Sovereign Exposures. IBRD’s loans constitute the majority of the Sovereign Exposures portfolio segment.

IBRD’s country risk ratings are an assessment of its borrowers’ ability and willingness to repay IBRD on time and in full. These ratings are internal credit quality indicators. Individual country risk ratings are derived on the basis of both quantitative and qualitative analysis. The components considered in the analysis can be grouped broadly into eight categories: political risk, external debt and liquidity, fiscal policy and public debt burden, balance of payment risks, economic structure and growth prospects, monetary and exchange rate policy, financial sector risks, and corporate sector debt and vulnerabilities. The analysis also takes into account environmental, social, and governance (ESG) factors. For the purpose of analyzing the risk characteristics of IBRD’s exposures, these exposures are grouped into three classes in accordance with assigned borrower risk ratings, which relate to the likelihood of loss: Low, Medium and High-risk classes, as well as exposures in nonaccrual status.

IBRD’s borrowers’ country risk ratings are key determinants in the provision for losses. Country risk ratings are grouped into pools of borrowers with similar credit ratings for the purpose of the calculation of the expected credit losses. Country risk ratings are determined in review meetings that take place several times a year. All countries are reviewed at least once a year, or more frequently, if circumstances warrant, to determine the appropriate ratings.

An assessment was also performed to determine whether a qualitative adjustment of the loan loss provision was needed as of September 30, 2021, including consideration of the COVID-19 pandemic. Management concluded that a qualitative adjustment beyond the regular application of IBRD’s loan loss provision framework was not warranted.

The following tables provide an aging analysis of the loans outstanding:

Table D1: Loan portfolio aging structure

In millions of U.S. dollars

	September 30, 2021
Days past due	Up to 45	46-60	61-90	91-180	Over 180	Total Past Due	Current	Total
Risk Class
Low	$-	$-	$-	$-	$-	$-	$23,971	$23,971
Medium	-	-	-	-	-	-	94,774	94,774
High	1	8	11	-	-	20	103,793	103,813

Loans in accrual status	1	8	11	-	-	20	222,538	222,558
Loans in nonaccrual status	-	-	-	-	432	432	-	432

Total	$1	$8	$11	$-	$432	$452	$222,538	$222,990

IBRD Condensed Quarterly Financial Statements: September 30, 2021 (Unaudited)	37

Table D1.1

In millions of U.S. dollars

	June 30, 2021
Days past due	Up to 45	46-60	61-90	91-180	Over 180	Total Past Due	Current	Total
Risk Class
Low	$-	$-	$-	$-	$-	$-	$24,229	$24,229
Medium	-	-	-	-	-	-	93,530	93,530
High	-	-	-	-	-	-	102,373	102,373

Loans in accrual status	-	-	-	-	-	-	220,132	220,132
Loans in nonaccrual status	-	-	-	-	432	432	-	432

Total	$-	$-	$-	$-	$432	$432	$220,132	$220,564

The tables below disclose the outstanding balances of IBRD’s loan portfolio, classified by the year the loan agreement was signed. IBRD considers the signature date of a loan agreement as the best indicator of the decision point in the origination process, rather than the disbursement date.

Table D2: Loan portfolio vintage disclosure

In millions of U.S. dollars

	September 30,2021
	Fiscal Year of Origination								Loans
	2022	2021	2020	2019	2018	Prior Years	CAT DDOs Disbursed and Revolving	CAT DDOs Converted to Term Loans	outstanding as of September 30, 2021
Risk
Low	$-	$-	$112	$802	$262	$22,795	$-	$-	$23,971
Medium	1,140	6,381	6,199	3,231	4,141	71,702	463	1,517	94,774
High	638	5,674	5,993	6,746	6,402	77,384	496	480	103,813

Loans in accrual status	1,778	12,055	12,304	10,779	10,805	171,881	959	1,997	222,558
Loans in nonaccrual status	-	-	-	-	-	432	-	-	432

Total	$1,778	$12,055	$12,304	$10,779	$10,805	$172,313	$959	$1,997	$222,990

38	IBRD Condensed Quarterly Financial Statements: September 30, 2021 (Unaudited)

Table D2.1:

In millions of U.S. dollars

	June 30,2021
	Fiscal Year of Origination								Loans
	2021	2020	2019	2018	2017	Prior Years	CAT DDOs Disbursed and Revolving	CAT DDOs Converted to Term Loans	outstanding as of June 30, 2021
Risk
Low	$-	$109	$702	$237	$1,831	$21,350	$-	$-	$24,229
Medium	5,477	6,040	3,171	4,074	4,101	68,674	726	1,267	93,530
High	4,034	5,701	6,682	6,310	8,438	70,221	504	483	102,373

Loans in accrual status	9,511	11,850	10,555	10,621	14,370	160,245	1,230	1,750	220,132
Loans in nonaccrual status	-	-	-	-	-	432	-	-	432

Total	$9,511	$11,850	$10,555	$10,621	$14,370	$160,677	$1,230	$1,750	$220,564

The amounts of Catastrophe Deferred Drawdown Options (CAT DDOs) converted to term loans during the three months ended September 30, 2021, are $250 million ($7 million—three months ended September 30, 2020).

Accumulated Provision for Losses on Loans and Other Exposures

Management determines the appropriate level of accumulated provision for losses, which reflects the expected losses inherent in IBRD’s exposures. Delays in receiving loan payments result in economic losses to IBRD since it does not charge additional interest on any overdue interest or loan charges. These economic losses are equal to the difference between the present value of payments of interest and charges made according to the related loan’s contractual terms and the present value of its expected future cash flows. It is IBRD’s practice not to write off its loans. Historically, all contractual obligations associated with exposures in nonaccrual status were eventually cleared, thereby allowing borrowers to emerge from nonaccrual status. To date, no loans have been written off by IBRD.

Management reassesses the adequacy of the accumulated provision on a quarterly basis and adjustments to the accumulated provision are recorded as a charge to or release of provision in the Statement of Income. In addition, reasonableness of the inputs used is reassessed at least annually.

The balance of the accumulated provision as of July 1, 2020 was decreased by the $214 million transition adjustment recorded upon adoption of CECL on July 1, 2020. The transition adjustment corresponds to the difference between the accumulated provision calculated under the “incurred loss” model and the CECL model.

IBRD Condensed Quarterly Financial Statements: September 30, 2021 (Unaudited)	39

Changes to the Accumulated provision for losses on loans and other exposures are summarized below:

Table D3: Accumulated provision

In millions of U.S. dollars

	September 30, 2021
	Loans outstanding	Loan commitments	Other [a]	Total
Accumulated provision, beginning of the fiscal year	$1,270	$326	$51	$1,647
Provision - charge	53	17	2	72
Translation adjustment	(6)	(2)	-	(8)

Accumulated provision, end of the period	$1,317	$341	$53	$1,711

Composed of accumulated provision for losses on:
Loans in accrual status	$1,101
Loans in nonaccrual status	216

Total	$1,317

Loans, end of the period:
Loans in accrual status	$222,558
Loans in nonaccrual status	432

Total loans outstanding	$222,990

Table D3.1:

In millions of U.S. dollars

	June 30, 2021
	Loans outstanding	Loan commitments	Other [a]	Total
Accumulated provision, beginning of the fiscal year	$1,599	$-	$99	$1,698
CECL Transition adjustment	(465)	298	(47)	(214)

Adjusted Accumulated provision, beginning of the fiscal year	1,134	298	52	1,484
Provision - charge (release)	123	25	(2)	146
Translation adjustment	13	3	1	17

Accumulated provision, end of the fiscal year	$1,270	$326	$51	$1,647

Composed of accumulated provision for losses on:
Loans in accrual status	$1,054
Loans in nonaccrual status	216

Total	$1,270

Loans, end of the fiscal year:
Loans in accrual status	$220,132
Loans in nonaccrual status	432

Total loans outstanding	$220,564

a.	Provision does not include recoverable asset relating to Guarantee received under the Exposure Exchange Agreements (EEAs) (for more details see Guarantees section).

Reported as Follows
	Condensed Balance Sheet	Condensed Statement of Income
Accumulated Provision for Losses on:
Loans outstanding	Accumulated provision for loan losses	Provision for losses on loans and other exposures

Loan commitments and other exposures (excluding exposures to member countries’ derivatives)	Other liabilities	Provision for losses on loans and other exposures

Overdue Amounts

IBRD considers loans to be past due when a borrower fails to make payment on any principal, interest or other charges due to IBRD on the dates provided in the contractual loan agreement.

As of September 30, 2021, there were no principal or interest amounts on loans in accrual status that were overdue by more than three months.

Zimbabwe is the only borrowing member with loans or guarantees in nonaccrual status, and it has been in nonaccrual status since October 2000.

40	IBRD Condensed Quarterly Financial Statements: September 30, 2021 (Unaudited)

The following tables provide a summary of selected financial information related to loans in nonaccrual status:

Table D4: Loans in nonaccrual status

In millions of U.S. dollars

	September 30, 2021	June 30, 2021
Recorded investment in nonaccrual loans [a]	$432	$432
Accumulated provision for loan losses on nonaccrual loans	216	216
Average recorded investment in nonaccrual loans for the fiscal year	432	433
Overdue amounts of nonaccrual loans:	1,051	1,042
Principal	432	432
Interest and charges	619	610

a. A loan loss provision has been recorded against each of the loans in nonaccrual status.

Table D4.1

In millions of U.S. dollars

	Three Months Ended September 30,
	2021	2020
Interest revenue not recognized as a result of loans being in nonaccrual status	$7	$7

During the three months ended September 30, 2021 and September 30, 2020, no loans were placed in nonaccrual status or restored to accrual status.

In addition, during the three months ended September 30, 2021, no interest income was recognized on loans in nonaccrual status (Nil—three months ended September 30, 2020).

Guarantees

Guarantees of $6,654 million were outstanding as of September 30, 2021 ($6,705 million—June 30, 2021). This amount represents the maximum potential amount of undiscounted future payments that IBRD could be required to make under these guarantees and is not included in the Condensed Balance Sheet. These guarantees have original maturities ranging between 6 and 21 years and expire in decreasing amounts through 2042.

As of September 30, 2021, liabilities related to IBRD’s obligations under guarantees included the obligation to stand ready of $336 million ($347 million—June 30, 2021), and the accumulated provision for guarantee losses of $51 million ($50 million—June 30, 2021). These have been included in Other liabilities on the Condensed Balance Sheet.

During the three months ended September 30, 2021 and September 30, 2020, no guarantees provided by IBRD were called.

IBRD participates in Exposure Exchange Agreements (EEA) which are recognized as financial guarantees in the financial statements. Information on the location and amounts associated with the EEAs executed with the Multilateral Investment Guarantee Agency (MIGA), African Development Bank (AfDB) and Inter-American Development Bank (IADB) included in the Condensed Balance Sheet and Condensed Statement of Income is presented in the following table:

Table D5: Amounts associated with EEAs

In millions of U.S. dollars

	September 30, 2021			June 30, 2021
	Notional Amount	(Stand ready obligation) Asset	(Provision) Recoverable Asset	Notional Amount	(Stand ready obligation) Asset	(Provision) Recoverable Asset	Location on Condensed Balance Sheet

Guarantee provided [a,c]	$3,638	$(185)	$(21)	$3,640	$(190)	$(20)	Other liabilities
Guarantee received [b]	(3,635)	185	18	(3,640)	190	17	Other assets

	$3	$-	$(3)	$-	$-	$(3)

a.  For the three months ended September 30, 2021, Provisions for losses on loans and other exposures, line on the Condensed Statement of Income includes $1 million charge relating to Guarantee provided (Less than $1 million of provision—three months ended September 30,2020).

b.  For the three months ended September 30, 2021, Non-interest revenue—Other, net, line on the Condensed Statement of Income includes $1 million of gain in relation to Recoverable asset relating to Guarantee received (less than $1 million of gain in recoverable asset —three months ended September 30, 2020).

c.  Notional amount, obligation to stand ready and provision for the guarantee provided are included in guarantees outstanding of $6,654 million, obligation to stand ready of $336 million and accumulated provision for guarantee losses of $51 million, respectively ($6,705 million, $347 million and $50 million, respectively—June 30, 2021).

IBRD Condensed Quarterly Financial Statements: September 30, 2021 (Unaudited)	41

Waivers of Loan Charges

IBRD provides waivers on eligible loans, which include a portion of interest on loans, a portion of the commitment charge on undisbursed balances and a portion of the front-end fee charged on all eligible loans. Waivers are approved annually by the Executive Directors of IBRD. As part of the COVID-19 Strategic Preparedness and Response Program, the Executive Directors of IBRD approved the waiver of commitment/standby fees for health-related COVID-19 operations payable during the first year of each financing and a reduced front-end fee of 25 bps for CAT DDOs approved under the Fast Track COVID-19 Facility. The Executive Directors also approved the waiver of commitment fees for COVID-19 vaccine related projects under the Additional Financing to the COVID-19 Strategic Preparedness and Response Program (SPRP) for the first 18 months, starting from the date of approval of financing for each project.

The forgone income resulting from waivers of loan charges is summarized in the following table:

Table D6: Waivers of loan charges

In millions of U.S. dollars

	Three Months Ended September 30,
	2021	2020
Interest waivers	$4	$7
Commitment charge waivers	1	1
Front-end fee waivers	1	1

Total	$6	$9

Concentration risk

Loan revenue comprises interest, commitment fees, loan origination fees and prepayment premiums, net of waivers. For the three months ended September 30, 2021, loan revenue from one country of $82 million represented more than 10% of total loan revenue.

Information about IBRD’s loan revenue and associated loans outstanding by geographic region is presented in the following table:

Table D7: Loan revenue and associated outstanding loan balances

In millions of U.S. dollars	As of and for the three months ended
	September 30, 2021		September 30, 2020
Region	Loan Revenue [a]	Loans Outstanding	Loan Revenue [a]	Loans Outstanding
Latin America and the Caribbean	$287	$69,687	$338	$64,465
Europe and Central Asia	107	47,278	142	46,734
East Asia and Pacific	137	46,710	196	45,191
Middle East and North Africa	99	31,359	117	29,916
South Asia	53	21,060	68	19,169
Eastern and Southern Africa	57	5,266	55	4,225
Western and Central Africa	8	1,630	8	1,488

Total	$748	$222,990	$924	$211,188

a. Does not include interest expenses, net of $230 million from loan related derivatives ($177 million—September 30, 2020). Includes commitment charges of $32 million ($29 million—September 30, 2020).

42	IBRD Condensed Quarterly Financial Statements: September 30, 2021 (Unaudited)

NOTE E—BORROWINGS

IBRD issues unsubordinated and unsecured fixed and variable rate debt in a variety of currencies. Variable rates may be based on, for example, exchange rates or market interest rates.

Borrowings issued by IBRD are reported at fair value. As of September 30, 2021, 98% of the instruments in the portfolio were classified as Level 2 within the fair value hierarchy. In addition, most of these instruments were denominated in U.S. dollars and euro (60% and 13%, respectively).

IBRD uses derivative contracts, reported at fair value, to manage the currency risk as well as the interest rate risk between its loans and borrowings. For details regarding the derivatives used, see Note F—Derivative Instruments.

Table E1: Borrowings after derivatives

In millions of U.S. dollars
	September 30, 2021	June 30, 2021
Borrowings [a]	$255,530	$260,076
Currency swaps, net	(373)	(2,913)
Interest rate swaps, net	(2,455)	(3,507)

	$252,702	$253,656

a.  Includes $1,136 million of unsettled borrowings, representing a non-cash financing activity, for which there is a related receivable included in Other assets on the Condensed Balance Sheet (Nil —June 30, 2021).

For the three months ended September 30, 2021, Borrowing expenses on the Condensed Statement of Income of $73 million ($343 million—three months ended September 30, 2020) include $686 million of interest revenue, net related to derivatives associated with the Borrowing portfolio ($707 million—three months ended September 30, 2020).

NOTE F—DERIVATIVE INSTRUMENTS

IBRD uses derivative instruments in its investment, loan and borrowing portfolios, and for asset/liability management purposes. It also offers derivative intermediation services to clients and, concurrently, enters into offsetting transactions with market counterparties.

The following table summarizes IBRD’s use of derivatives in its various financial portfolios:

Portfolio	Derivative instruments used	Purpose / Risk being managed
Risk management purposes:
Investments	Currency swaps, currency forward contracts, interest rate swaps, options, swaptions and futures contracts, to-be-announced (TBA) securities	Manage currency and interest rate risk in the portfolio
Loans	Currency swaps and interest rate swaps	Manage currency risk as well as interest rate risk between loans and borrowings
Borrowings	Currency swaps and interest rate swaps	Manage currency risk as well as interest rate risk between loans and borrowings
Other asset/liability management derivatives	Currency swaps and interest rate swaps	Manage currency risk and the duration of IBRD’s equity
Other purposes:
Client operations	Currency swaps, currency forward contracts, and interest rate swaps	Assist clients in managing risks

The derivatives in the related tables of Note F are presented on a net basis by instrument. A reconciliation to the Condensed Balance Sheet presentation is shown in table F1.

Offsetting assets and liabilities

IBRD enters into International Swaps and Derivatives Association, Inc. (ISDA) master netting agreements with substantially all of its derivative counterparties. These legally enforceable master netting agreements give IBRD the right to liquidate securities held as collateral and to offset receivables and payables with the same counterparty, in the event of default by the counterparty.

IBRD Condensed Quarterly Financial Statements: September 30, 2021 (Unaudited)	43

The following tables summarize the gross and net derivative positions by instrument type. Instruments that are in a net asset position are included in the Derivative Assets columns and instruments that are in a net liability position are included in the Derivative Liabilities columns. The gross columns represent the fair value of the instrument leg that is in an asset or liability position that are then netted with the other leg of the instrument in the gross offset columns. The effects of the master netting agreements are applied on an aggregate basis to the total derivative asset and liability positions and are presented net of any cash collateral received on the Condensed Balance Sheet in accordance with ASC 815 – Derivatives and Hedging. The net derivative asset positions in the tables below have been further reduced by any securities received as collateral to disclose IBRD’s net exposure on its derivative asset positions.

Table F1: Derivative assets and liabilities before and after netting adjustments

In millions of U.S. dollars

	September 30, 2021
	Derivative Assets				Derivative Liabilities
	Gross Amounts	Gross Amounts Offset	Net Amounts Presented		Gross Amounts	Gross Amounts Offset	Net Amounts Presented
Interest rate swaps	$24,387	$(15,160)	$9,227		$27,562	$(19,046)	$8,516
Currency swaps [a]	94,328	(87,340)	6,988		50,875	(45,615)	5,260
Other [b]	-	-	-		4	(2)	2

Total	$118,715	$(102,500)	$16,215	[d]	$78,441	$(64,663)	$13,778	[d]

Less:
Amounts subject to legally enforceable master netting agreements			11,688	[e]			11,717	[f]
Cash collateral received [c]			1,840

Net derivative position on the Balance Sheet			$2,687				$2,061

Less:
Securities collateral received [c]			704

Net derivative exposure after collateral			$1,983

a.  Includes currency forward contracts and structured swaps.

b.  These relate to swaptions, exchange-traded options and futures contracts.

c.  Does not include excess collateral received.

d.  Total is based on amounts where derivatives have been netted by instrument.

e.  Includes $13 million CVA.

f.   Includes $42 million DVA.

Table F1.1

In millions of U.S. dollars

	June 30, 2021
	Derivative Assets				Derivative Liabilities
	Gross Amounts	Gross Amounts Offset	Net Amounts Presented		Gross Amounts	Gross Amounts Offset	Net Amounts Presented
Interest rate swaps	$23,893	$(13,832)	$10,061		$26,577	$(18,206)	$8,371
Currency swaps [a]	98,836	(90,147)	8,689		44,173	(39,196)	4,977
Other [b]	-	-	-		2	(1)	1

Total	$122,729	$(103,979)	$18,750	[d]	$70,752	$(57,403)	$13,349	[d]

Less:
Amounts subject to legally enforceable master netting agreements			12,124	[e]			12,127	[f]
Cash collateral received [c]			3,271

Net derivative position on the Balance Sheet			$3,355				$1,222

Less:
Securities collateral received [c]			1,012

Net derivative exposure after collateral			$2,343

a.  Includes currency forward contracts and structured swaps.

b.  These relate to swaptions, exchange-traded options and futures contracts.

c.  Does not include excess collateral received.

d.  Total is based on amounts where derivatives have been netted by instrument.

e.  Includes $18 million CVA.

f.   Includes $21 million DVA.

44	IBRD Condensed Quarterly Financial Statements: September 30, 2021 (Unaudited)

The following tables provide information about the credit risk exposures of IBRD’s derivative instruments by portfolio, before the effects of master netting arrangements and collateral:

Table F2: Credit risk exposure of the derivative instruments

In millions of U.S. dollars

	September 30, 2021
Portfolio	Interest rate swaps	Currency swaps (including currency forward contracts)	Other [a]	Total
Investments	$14	$648	$-	$662
Loans	750	946	-	1,696
Client operations	1,161	671	-	1,832
Borrowings	5,776	4,723	-	10,499
Other asset/liability management derivatives	1,526	-	-	1,526

Total Exposure	$9,227	$6,988	$-	$16,215

Table F2.1: In millions of U.S. dollars
	June 30, 2021
Portfolio	Interest rate swaps	Currency swaps (including currency forward contracts)	Other [a]	Total
Investments	$16	$485	$-	$501
Loans	645	782	-	1,427
Client operations	1,227	648	-	1,875
Borrowings	6,529	6,774	-	13,303
Other asset/liability management derivatives	1,644	-	-	1,644

Total Exposure	$10,061	$8,689	$-	$18,750

a.

Includes swaptions, exchange-traded options and futures contracts and TBA securities. Exchange-traded instruments are generally subject to daily margin requirements and are deemed to have no material credit risk. All swaptions, options and futures contracts are interest rate contracts.

The volume of derivative contracts is measured using the U.S. dollar equivalent notional balance. The notional balance represents the face value, or reference value, on which the calculations of payments on the derivative instruments are determined. As of September 30, 2021, the notional amounts of IBRD’s derivative contracts outstanding were as follows: interest rate contracts $451,166 million ($452,450 million—June 30, 2021), currency swaps $138,768 million ($136,467 million—June 30, 2021), long positions of other derivatives $189 million ($186 million—June 30, 2021), and short positions of other derivatives $101 million ($75 million—June 30, 2021).

IBRD is not required to post collateral under its derivative agreements as long as it maintains a triple-A credit rating. The aggregate fair value of all derivative instruments with credit-risk related contingent features that were in a liability position as of September 30, 2021 was $1,904 million ($1,078 million—June 30, 2021). IBRD has not posted any collateral with these counterparties due to its triple-A credit rating.

If the credit-risk related contingent features underlying these agreements were triggered to the extent that IBRD would be required to post collateral as of September 30, 2021, the amount of collateral that would need to be posted would be $883 million ($209 million—June 30, 2021). Subsequent triggers of contingent features would require posting of additional collateral, up to a maximum of $1,904 million ($1,078 million—June 30, 2021). In contrast, IBRD received collateral totaling $2,755 million as of September 30, 2021 ($4,391 million—June 30, 2021), in relation to swap transactions (see Note C—Investments).

IBRD Condensed Quarterly Financial Statements: September 30, 2021 (Unaudited)	45

The following table provides information on the amount of unrealized mark-to-market gains and losses on the non-trading derivatives and their location on the Condensed Statement of Income:

Table F3: Unrealized mark-to-market losses on non-trading derivatives

In millions of U.S. dollars
	Reported as:	Three Months Ended September 30,
		2021	2020
Interest rate swaps	Unrealized mark-to-market losses on non-trading portfolios, net	$(359)	$(220)
Currency swaps (including currency forward contracts and structured swaps)		(839)	(9)

Total		$(1,198)	$(229)

a.	For alternative disclosures about trading derivatives, see table F4.

All of the instruments in IBRD’s investment portfolio are held for trading purposes. Within the investment portfolio, IBRD holds highly rated fixed income securities, equity securities as well as derivatives. The trading portfolio is primarily held to ensure the availability of funds to meet future cash flow requirements and for liquidity management purposes.

The following table provides information on the amount of unrealized mark-to-market gains and losses on the net Investment–Trading portfolio and their location on the Condensed Statement of Income:

Table F4: Unrealized mark-to-market gains (losses) on net investment-trading portfolio

In millions of U.S. dollars
	Reported as:	Three Months Ended September 30,
		2021	2020
Type of instrument [a]
Fixed income (including associated derivatives)	Unrealized mark-to-market gains (losses) on Investments-trading portfolios, net	$(5)	$39
Equity [b]		15	32

Total		$10	$71

a.	Amounts associated with each type of instrument include gains and losses on both derivative and non-derivative instruments.
b.	Related to PEBP holdings.

NOTE G—RETAINED EARNINGS, ALLOCATIONS AND TRANSFERS

IBRD makes net income allocation decisions on the basis of reported net income, adjusted to exclude unrealized mark-to-market gains and losses on non-trading portfolios, net; restricted income; Board of Governors-approved and other transfers; non-functional currency translation adjustments; and the allocation to the pension reserve.

On August 5, 2021, IBRD’s Executive Directors approved the following allocations relating to the net income earned in the fiscal year ended June 30, 2021: an increase in the General Reserve of $874 million and a decrease in the Pension Reserve by $38 million, as well as a one-time transfer of $203 million from Other reserves to the General Reserve, which represents the cumulative effect of adopting ASU 2016-13 (CECL) on July 1, 2020.

On August 4, 2021, IBRD’s Board of Governors approved a transfer of $20 million from Surplus to the IBRD Fund for Innovative Global Public Goods Solutions (GPG Fund). The transfer was made on August 12, 2021.

Subsequent event:

On October 14, 2021, IBRD’s Board of Governors approved a transfer to the International Development Association (IDA) of $274 million and a transfer of $100 million to Surplus out of the net income earned in the fiscal year ended June 30, 2021. The transfer to IDA was made on October 25, 2021.

46	IBRD Condensed Quarterly Financial Statements: September 30, 2021 (Unaudited)

Retained earnings comprised the following components:

Table G1: Retained earnings composition

In millions of U.S. dollars
	September 30, 2021	June 30, 2021
Special reserve	$293	$293
General reserve	31,464	30,387
Pension reserve	693	731
Surplus	80	100
Cumulative fair value adjustments [a]	(2,084)	(3,303)
Unallocated net income	1,032	2,450
Restricted retained earnings	41	54
Other reserves [b]	146	295

Total	$31,665	$31,007

a.	Unrealized mark-to-market gains or losses, net applicable to non-trading portfolios reported at fair value.
b.	Comprised of non-functional currency translation gains/losses and the unutilized portion of the transfer to the GPG Fund.

NOTE H—PENSION AND OTHER POSTRETIREMENT BENEFITS

IBRD, IFC and MIGA participate in the defined benefit Staff Retirement Plan (SRP), a Retired Staff Benefits Plan (RSBP) and the PEBP that cover substantially all of their staff members.

All costs, assets and liabilities associated with these pension plans are allocated between IBRD, IFC and MIGA based upon their employees’ respective participation in the plans. Costs allocated to IBRD are then shared between IBRD and IDA based on an agreed cost-sharing methodology.

The following table summarizes the benefit costs associated with the SRP, RSBP, and PEBP for IBRD and IDA:

Table H1: Pension plan benefit costs

In millions of U.S. dollars
	Three Months Ended September 30, 2021				Three Months Ended September 30, 2020
	SRP	RSBP	PEBP	Total	SRP	RSBP	PEBP	Total

Service cost	$166	$45	$28	$239	$160	$43	$28	$231
Interest cost	165	30	16	211	147	27	14	188
Expected return on plan assets	(322)	(56)	-	(378)	(242)	(41)	-	(283)
Amortization of unrecognized prior service costs[a]	1	4	1	6	1	4	1	6
Amortization of unrecognized net actuarial losses[a]	-	-	13	13	78	3	13	94

Net periodic pension cost	$10	$23	$58	$91	$144	$36	$56	$236

Of which:
IBRD’s share	$4	$11	$28	$43	$67	$17	$26	$110
IDA’s share	6	12	30	48	77	19	30	126

a.	Included in Amounts reclassified into net income in Note J—Accumulated Other Comprehensive Loss.

The components of net periodic pension cost, other than the service cost, are included in the Non-interest expenses — Other, net on the Condensed Statement of Income. The service cost component is included in the Non-interest expense—Administrative on the Condensed State of Income.

The following table provides the amounts of IBRD’s pension service cost:

Table H2: Pension service cost

In millions of U.S. dollars
	Three Months Ended September 30, 2021				Three Months Ended September 30, 2020
	SRP	RSBP	PEBP	Total	SRP	RSBP	PEBP	Total

Service cost	$166	$45	$28	$239	$160	$43	$28	$231
Of which:
IBRD’s share [a]	$79	$21	$14	$114	$74	$20	$13	$107
IDA’s share	87	24	14	125	86	23	15	124

a.	Included in Non-interest expense—Administrative line on the Condensed Statement of Income.

IBRD Condensed Quarterly Financial Statements: September 30, 2021 (Unaudited)	47

NOTE I—TRANSACTIONS WITH AFFILIATED ORGANIZATIONS

IBRD transacts with affiliated organizations by providing loans, administrative and derivative intermediation services, as well as through its pension and other postretirement benefit plans.

In addition, IBRD provides transfers to IDA out of its net income, upon approval by the Board of Governors (see Note G—Retained Earnings, Allocations and Transfers).

IBRD had the following receivables from (payables to) its affiliated organizations:

Table I1: IBRD’s receivables and payables with affiliated organizations

In millions of U.S. dollars

	September 30, 2021				June 30, 2021
	IDA	IFC	MIGA	Total	IDA	IFC	MIGA	Total
Administrative Services, net	$185	$19	$11	$215	$268	$36	$13	$317
Derivative Transactions [a]
Derivative assets, net	27	-	-	27	27	-	-	27
Derivative liabilities, net	(23)	-	-	(23)	(19)	-	-	(19)
Pension and Other Postretirement Benefits	(601)	(657)	(25)	(1,283)	(572)	(645)	(25)	(1,242)
Investments	-	(197)	-	(197)	-	(178)	-	(178)

	$(412)	$(835)	$(14)	$(1,261)	$(296)	$(787)	$(12)	$(1,095)

a.	Presented on a net basis by instrument. For details on derivative transactions relating to swap intermediation services provided by IBRD to IDA see Note F—Derivative Instruments.

The receivables from (payables to) these affiliated organizations are reported in the Condensed Balance Sheet as follows:

Receivables / Payables related to:	Reported as:
Administrative services [a]	Other assets
Derivative transactions	Derivative assets/liabilities – net
Investments	Other liabilities
Pension and other postretirement benefits	Other liabilities
a.	Includes amounts payable to IDA for its share of investments associated with PCRF. This payable is included in Other Liabilities on the Condensed Balance Sheet.

Loans and Other Exposures

IBRD has a Local Currency Loan Facility Agreement with IFC, which is capped at $300 million. As of September 30, 2021 and June 30, 2021, there were no loans outstanding under this facility.

During the fiscal year ended June 30, 2014, IBRD entered into an exposure exchange agreement with MIGA under which IBRD and MIGA exchanged selected exposures, with each divesting exposure in countries where their lending capacities are limited, in return for exposure in countries where they have excess lending capacity. Under the agreement, IBRD and MIGA have each exchanged $120 million of notional exposure as follows: MIGA assumes IBRD’s loan principal and interest exposure in exchange for IBRD’s assumption of principal and interest exposure of MIGA under its Non-Honoring of Sovereign Financial Obligation agreement. As of September 30, 2021, assets related to IBRD’s right to be indemnified under this agreement amounted to $1 million ($1 million—June 30, 2021), while liabilities related to IBRD’s obligation under this agreement amounted to $1 million ($1 million—June 30, 2021). These include an accumulated provision for guarantee losses of less than $1 million as of September 30, 2021 (less than $1 million—June 30, 2021).

Administrative Services

Expenses jointly incurred by IBRD and IDA are allocated based on an agreed cost-sharing methodology, and amounts are settled quarterly. For the three months ended September 30, 2021, IBRD’s administrative expenses are net of the share of expenses allocated to IDA of $392 million ($455 million—three months ended September 30, 2020).

48	IBRD Condensed Quarterly Financial Statements: September 30, 2021 (Unaudited)

Revenue

Revenue jointly earned by IBRD and IDA is allocated based on an agreed revenue-sharing methodology and amounts are settled quarterly. For the three months ended September 30, 2021, IBRD’s other revenue is net of revenue allocated to IDA of $47 million ($57 million—three months ended September 30, 2020), respectively, and is included in Revenue from externally funded activities on the Condensed Statement of Income. This revenue also includes revenue from contracts with clients, that are not affiliated with IBRD and are as follows:

Table I2: Revenue from contracts with clients

In millions of U.S. dollars

	Three Months Ended September 30,
	2021	2020
Trust fund fees	$10	$17
Reimbursable advisory services	13	16
Asset management services	8	8

	$31	$41

Of which:
IBRD’s share	$17	$21
IDA’s share	14	20

Each revenue stream represents compensation for services provided and the related revenue is recognized over time.

IBRD’s rights to consideration are deemed unconditional and are classified as receivables. IBRD also has an obligation to provide certain services for which it has received consideration in advance. Such considerations are presented as contract liabilities and are subsequently recognized as revenue when the related performance obligation is satisfied.

The following table shows IBRD’s receivables and contract liabilities related to revenue from contracts with clients:

Table I3: Receivables and contract liabilities related to revenue from contracts with clients

In millions of U.S. dollars

	September 30, 2021	June 30, 2021
Receivables	$80	$79
Contract liabilities	205	196

The amount of fee revenue associated with services provided to affiliated organizations that is included in Revenue from externally funded activities on the Condensed Statement of Income, is as follows:

Table I4: Fee revenue from affiliated organizations

In millions of U.S. dollars

	Three Months Ended September 30,
	2021	2020
Fees charged to IFC	$20	$19
Fees charged to MIGA	1	1

Pension and Other Postretirement Benefits

The payable to IDA represents IDA’s net share of prepaid costs for pension and other postretirement benefit plans and PEBP assets. These will be realized over the life of the plan participants.

The payables to IFC and MIGA represent their respective share of PEBP assets. The PEBP assets are managed by IBRD and are part of the investment portfolio.

For Pension and Other Postretirement Benefits related disclosure see Note H—Pension and Other Postretirement Benefits.

Derivative Transactions

These relate to currency forward contracts entered into by IDA with IBRD acting as the intermediary with the market.

Investments

These relate to investments that IBRD has made on behalf of IFC, associated with the PCRF and are included in Investments-Trading on IBRD’s Condensed Balance Sheet. The corresponding payable to IFC is included in Other liabilities on the IBRD’s Condensed Balance Sheet. As a result, there is no impact on IBRD’s investments net asset value from these transactions.

IBRD Condensed Quarterly Financial Statements: September 30, 2021 (Unaudited)	49

NOTE J—ACCUMULATED OTHER COMPREHENSIVE LOSS

Comprehensive income or loss consists of net income and other gains and losses affecting equity that, under U.S. GAAP, are excluded from net income. Other comprehensive income (loss) comprises currency translation adjustments on assets and liabilities denominated in euro; DVA on fair value elected liabilities, pension related items, and the cumulative effects of a change in accounting principle related to the implementation of U.S. GAAP requirements. These items are presented in the Condensed Statement of Comprehensive Income.

The following tables present the changes in Accumulated Other Comprehensive Loss (AOCL) balances:

Table J1: AOCL changes

In millions of U.S. dollars
	Three Months Ended September 30, 2021
	Balance, beginning of the fiscal year	Changes in AOCL	Amounts reclassified into net income	Net Changes during the period	Balance, end of the period
Cumulative Translation Adjustments on functional currency	$359	$(214)	$-	$(214)	$145

DVA on Fair Value option elected liabilities	(218)	(382)	13	(369)	(587)

Unrecognized Net Actuarial (Losses) Gains on Benefit Plans	(1,640)	-	13	13	(1,627)

Unrecognized Prior Service (Costs) Credits on Benefit Plans	(66)	-	6	6	(60)

Other	-	-	-	-	-

Total Accumulated Other Comprehensive Loss	$(1,565)	$(596)	$32	$(564)	$(2,129)

Table J1.1:

In millions of U.S. dollars
	Three Months Ended September 30, 2020
	Balance, beginning of the fiscal year	Changes in AOCL	Amounts reclassified into net income	Net Changes during the period	Balance, end of the period
Cumulative Translation Adjustments on functional currency	$(106)	$347	$-	$347	$241

DVA on Fair Value option elected liabilities	1,214	(605)	(11)	(616)	598

Unrecognized Net Actuarial (Losses) Gains on Benefit Plans	(6,745)	-	94	94	(6,651)

Unrecognized Prior Service (Costs) Credits on Benefit Plans	(89)	-	6	6	(83)

Other	-	-	-	-	-

Total Accumulated Other Comprehensive Loss	$(5,726)	$(258)	$89	$(169)	$(5,895)

50	IBRD Condensed Quarterly Financial Statements: September 30, 2021 (Unaudited)

NOTE K—OTHER FAIR VALUE DISCLOSURES

Valuation Methods and Assumptions

As of September 30, 2021 and June 30, 2021, IBRD had no assets or liabilities measured at fair value on a non-recurring basis.

Due from Banks

The carrying amount of unrestricted and restricted currencies is considered a reasonable estimate of the fair value of these positions.

Loans

There were no loans carried at fair value as of September 30, 2021 and June 30, 2021. IBRD’s loans and loan commitments would be classified as Level 3 within the fair value hierarchy.

Summarized below are the techniques applied in determining the fair values of IBRD’s financial instruments.

Investment securities

Investment securities are classified based on management’s intention on the date of purchase, their nature, and IBRD’s policies governing the level and use of such investments. As of September 30, 2021, all of the financial instruments in IBRD’s investment portfolio were classified as trading. These securities are carried and reported at fair value, or at face value or NAV, which approximates fair value. Where available, quoted market prices are used to determine the fair value of trading securities. Examples include most government and agency securities, mutual funds, exchange-traded equity securities and ABS securities.

For instruments for which market quotations are not available, fair values are determined using model-based valuation techniques, whether internally generated or vendor-supplied, that include the standard discounted cash flow method using observable market inputs such as yield curves, credit spreads, and conditional prepayment rates. Where applicable, unobservable inputs such as conditional prepayment rates, probability of default and loss severity are used. Unless quoted prices are available, time deposits are reported at face value, which approximates fair value, as they are short term in nature.

Securities purchased under resale agreements, Securities sold under repurchase agreements, and Securities lent under securities lending agreements

These securities are of a short-term nature and reported at face value, which approximates fair value.

Discount notes and vanilla bonds

Discount notes and vanilla bonds issued by IBRD are valued using the standard discounted cash flow method which relies on observable market inputs such as yield curves, foreign exchange rates, basis spreads and funding spreads. Where available, quoted market prices are used to determine the fair value of short-term notes.

Structured bonds

Structured bonds issued by IBRD have coupon or repayment terms linked to the level or the performance of interest rates, foreign exchange rates, equity indices, catastrophic events or commodities. The fair value of the structured bonds is generally derived using the discounted cash flow method based on estimated future pay-offs determined by applicable models and computation of embedded optionality such as caps, floors and calls. A wide range of industry standard models such as one factor Hull-White, LIBOR Market Model and Black-Scholes are used depending on the specific structure. These models incorporate observable market inputs, such as yield curves, foreign exchange rates, basis spreads, funding spreads, interest rate volatilities, equity index volatilities and equity indices. Where applicable, the models also incorporate significant unobservable inputs such as correlations and long-dated interest rate volatilities. Generally, the movements in correlations are considered to be independent of movements in long-dated interest rate volatilities.

Derivative instruments

Derivative contracts include currency forward contracts, TBA securities, swaptions, exchange traded options and futures contracts, currency swaps and interest rate swaps. Currency swaps and interest rate swaps are either plain vanilla or structured. Currency forward contracts and plain vanilla currency and interest rate swaps are valued using the standard discounted cash flow methods using observable market inputs such as yield curves, foreign exchange rates, basis spreads and funding spreads. For structured currency and interest rate swaps, which primarily consist of callable swaps linked to interest rates, foreign exchange rates, and equity indices, valuation models and inputs similar to the ones applicable to structured bonds valuation are used. Where applicable, the models also incorporate significant unobservable inputs such as correlations and long-dated interest rate volatilities.

IBRD Condensed Quarterly Financial Statements: September 30, 2021 (Unaudited)	51

Valuation adjustments on fair value option elected liabilities

The DVA on fair value option elected liabilities is measured by revaluing each liability to determine the changes in fair value of that liability arising from changes in IBRD’s cost of funding relative to LIBOR.

The table below presents IBRD’s estimates of fair value of its financial assets and liabilities along with their respective carrying amounts:

Table K1: Fair value and carrying amount of financial assets and liabilities

In millions of U.S. dollars

	September 30, 2021		June 30, 2021
	Carrying Value	Fair Value	Carrying Value	Fair Value
Assets
Due from banks	$1,788	$1,788	$2,347	$2,347
Investments-Trading (including Securities purchased under resale agreements)	82,608	82,608	87,904	87,904
Net loans outstanding	221,166	225,973	218,799	223,687
Derivative assets, net	2,687	2,687	3,355	3,355
Miscellaneous assets	50	50	50	50

Liabilities
Borrowings	255,530	255,530	260,076	260,076
Securities sold/lent under repurchase agreements/securities lending agreements and payable for cash collateral received	172	172	62	62
Derivative liabilities, net	2,061	2,061	1,222	1,222

As of September 30, 2021, IBRD’s signed loan commitments were $60.8 billion ($59.8 billion—June 30, 2021) and had a fair value of $2.6 billion ($2.6 billion—June 30, 2021).

52	IBRD Condensed Quarterly Financial Statements: September 30, 2021 (Unaudited)

The following tables present IBRD’s fair value hierarchy for assets and liabilities measured at fair value on a recurring basis. The fair value of alternative investments and certain equities measured using the NAV per share are included in the table below but excluded from the fair value hierarchy as a practical expedient.

Table K2: Fair value hierarchy of IBRD’s assets and liabilities

In millions of U.S. dollars

	Fair Value Measurements on a Recurring Basis
	September 30, 2021
	Level 1	Level 2	Level 3	Total
Assets:
Investments - Trading
Government and agency obligations	$22,590	$20,682	$-	$43,272
Time deposits	1,549	33,599	-	35,148
ABS	-	1,918	-	1,918
Alternative investments [a]	-	-	-	1,580
Equity securities	396	-	-	396

Total Investments - Trading	$24,535	$56,199	$-	$82,314
Securities purchased under resale agreements	18	276	-	294
Derivative Assets
Currency swaps [b]	$-	$6,710	$278	$6,988
Interest rate swaps	-	9,008	219	9,227
Other [c]	-	-	-	-

	$-	$15,718	$497	$16,215
Less:
Amounts subject to legally enforceable master netting agreements [e]				11,688
Cash collateral received				1,840

Derivative Assets, net				$2,687
Miscellaneous assets	$-	$50	$-	$50

Liabilities:
Borrowings	$-	$250,906	$4,624	$255,530
Securities sold under repurchase agreements and securities lent under securities lending agreements [d]	-	12	-	12
Derivative Liabilities
Currency swaps [b]	-	5,030	230	5,260
Interest rate swaps	-	8,453	63	8,516
Other [c]	2	-	-	2

	$2	$13,483	$293	$13,778
Less:
Amounts subject to legally enforceable master netting agreements [f]				11,717

Derivative Liabilities, net				$2,061

a.	Investments at NAV related to PEBP holdings, not included in the fair value hierarchy.
b.	Includes currency forward contracts and structured swaps.
c.	These relate to swaptions, exchange traded options and future contracts and TBA securities.
d.	Excludes $2,000 million relating to payable for cash collateral received.
e.	Includes $13 million CVA.
f.	Includes $42 million DVA.

IBRD Condensed Quarterly Financial Statements: September 30, 2021 (Unaudited)	53

Table K2.1:

In millions of U.S. dollars

	Fair Value Measurements on a Recurring Basis
	June 30, 2021
	Level 1	Level 2	Level 3	Total
Assets:
Investments - Trading
Government and agency obligations	$21,325	$27,305	$-	$48,630
Time deposits	839	34,621	-	35,460
ABS	-	1,710	-	1,710
Alternative investments [a]	-	-	-	1,352
Equity securities	414	-	-	414

Total Investments - Trading	$22,578	$63,636	$-	$87,566
Securities purchased under resale agreements	63	275	-	338
Derivative Assets
Currency swaps [b]	$-	$8,314	$375	$8,689
Interest rate swaps	-	9,820	241	10,061
Other [c]	-	-	-	-

	$-	$18,134	$616	$18,750
Less:
Amounts subject to legally enforceable master netting agreements [e]				12,124
Cash collateral received				3,271

Derivative Asset, net				$3,355
Miscellaneous assets	$-	$50	$-	$50

Liabilities:
Borrowings	$-	$255,482	$4,594	$260,076
Securities sold under repurchase agreements and securities lent under securities lending agreements [f]	-	25	-	25
Derivative Liabilities
Currency swaps [b]	-	4,756	221	4,977
Interest rate swaps	-	8,309	62	8,371
Other [c]	1	-		1

	$1	$13,065	$283	$13,349
Less:
Amounts subject to legally enforceable master netting agreements [f]				12,127

Derivative Liabilities, net				$1,222

a.	Investments at NAV related to PEBP holdings, not included in the fair value hierarchy.
b.	Includes currency forward contracts and structured swaps.
c.	These relate to swaptions, exchange traded options and future contracts and TBA securities.
d.	Excludes $3,308 million relating to payable for cash collateral received.
e.	Includes $18 million CVA.
f.	Includes $21 million DVA.

IBRD’s Level 3 borrowings primarily relate to structured bonds. The fair value of these bonds is estimated using discounted cash flow valuation models that incorporate model parameters, observable market inputs, and unobservable inputs. The significant unobservable inputs used in the fair value measurement of structured bonds and swaps are correlations and long-dated market interest rate volatilities. Generally, the movements in correlations are considered to be independent of the movements in long-dated interest rate volatilities.

Correlation is the statistical measurement of the relationship between two variables. For contracts where the holder benefits from the convergence of the underlying index prices (e.g., market interest rates and foreign exchange rates), an increase in correlation would generally result in an increase in the fair value of the instrument. The magnitude and direction of the fair value adjustment would depend on whether the holder is short or long the option.

Interest rate volatility is the extent to which the level of interest rates changes over time. For purchased options, an increase in volatility would generally result in an increase in the fair value. In general, the volatility used to price the option depends on the maturity of the underlying instrument and the option strike price. During the three months ended September 30, 2021, and the fiscal year ended June 30, 2021, the interest rate volatilities for certain currencies were extrapolated for certain tenors and, thus, are considered an unobservable input.

In certain instances, particularly for instruments with coupon or repayment terms linked to catastrophic events, management relies on instrument valuations supplied by external pricing vendors.

54	IBRD Condensed Quarterly Financial Statements: September 30, 2021 (Unaudited)

The following table provides a summary of the valuation technique applied in determining fair values of these Level 3 instruments and quantitative information regarding the significant unobservable inputs used. Level 3 instruments represent 1.8% of IBRD’s borrowings.

Table K3: Level 3 Borrowings and derivatives valuation technique and quantitative information regarding the significant unobservable inputs:

In millions of U.S. dollars

	Fair Value at September 30, 2021	Fair Value at June 30, 2021	Valuation Technique	Unobservable input	Range (average), September 30, 2021	Range (average), June 30, 2021
Borrowings	$4,624	$4,594	Discounted Cash Flow	Correlations	-12% to 95% (12%)	-14% to 92% (13%)
				Interest rate volatilities	51% to 54% (53%)	52% to 54% (53%)

Derivative liabilities	$204	$333	Discounted Cash Flow	Correlations	-12% to 95% (12%)	-14% to 92% (13%)
				Interest rate volatilities	51% to 54% (53%)	52% to 54% (53%)

The table below provides the details of all inter-level transfers. Transfers between Level 2 and Level 3 are due to changes in observable inputs.

Table K4: Borrowings and derivatives inter level transfers

In millions of U.S. dollars
	Three Months Ended September 30, 2021		Three Months Ended September 30, 2020
	Level 2	Level 3	Level 2	Level 3
Borrowings
Transfer into (out of)	$-	$-	$21	$(21)
Transfer (out of) into	-	-	-	-

	$-	$-	$21	$(21)

Derivative assets, net
Transfer into (out of)	$-	$-	$-	$-
Transfer (out of) into	-	-	-	-

	-	-	-	-

Derivative liabilities, net
Transfer (into) out of	$-	$-	$(2)	$2
Transfer out of (into)	-	-	-	-

	-	-	(2)	2

Total Derivative Transfers, net	$-	$-	$(2)	$2

The following tables provide a summary of changes in the fair value of IBRD’s Level 3 borrowings and derivatives: Table K5: Borrowings Level 3 changes
In millions of U.S. dollars
	Three Months Ended September 30,
	2021	2020
Beginning of the fiscal year	$4,594	$5,347
Issuances	185	34
Settlements	(33)	(266)
Total realized/unrealized mark-to-market losses (gains) in:
Net (loss) income	(76)	119
Other comprehensive income	(46)	53
Transfers to (from) Level 3, net	-	(21)

End of the period	$4,624	$5,266

IBRD Condensed Quarterly Financial Statements: September 30, 2021 (Unaudited)	55

Table K6: Derivatives Level 3 changes

In millions of U.S. dollars
	Three Months Ended September 30, 2021			Three Months Ended September 30, 2020
	Derivatives, Assets/(Liabilities)			Derivatives, Assets/(Liabilities)
	Currency Swaps	Interest Rate Swaps	Total	Currency Swaps	Interest Rate Swaps	Total
Beginning of the fiscal year	$154	$179	$333	$(153)	$(22)	$(175)
Issuances	-	(15)	(15)	(1)	-	(1)
Settlements	8	(1)	7	(3)	(5)	(8)
Total realized/unrealized mark-to-market gains in:
Net (loss) income	(72)	(6)	(78)	39	65	104
Other comprehensive income	(42)	(1)	(43)	15	2	17
Transfers to Level 3, net	-	-	-	2	-	2

End of the period	$48	$156	$204	$(101)	$40	$(61)

Information on the unrealized gains or losses included in the Condensed Statement of Income and Condensed Statement of Comprehensive Income relating to IBRD’s Level 3 borrowings and derivatives that are still held at the reporting dates, is presented in the following table:

Table K7: Unrealized gains or losses relating to IBRD’s Level 3 borrowings and derivatives

In millions of U.S. dollars
	Three Months Ended September 30,
	2021	2020
Reported as follows:
Borrowings
Net income (loss) [a]	$(34)	$(85)
Other comprehensive income (loss) [b]	46	(53)
Derivatives
Net income (loss) [a]	$42	$92
Other comprehensive income (loss) [c]	(43)	17

a.	Amounts are included in Unrealized mark-to-market gains (losses) on non-trading portfolios, net in the Condensed Statement of Income.
b.	Amounts are included in Currency translation adjustment and Net Change in DVA on fair value option elected liabilities, on the Statement of Comprehensive Income.
c.	Amounts are included Currency translation adjustment in the Statement of Comprehensive Income.

Table K8: Borrowings fair value and contractual principal balance

In millions of U.S. dollars
	Fair Value	Principal Amount Due Upon Maturity	Difference
September 30, 2021	$255,530	$257,072	$(1,542)
June 30, 2021	$260,076	$260,277	$(201)

The following table provides information on the changes in fair value due to the change in IBRD’s own credit risk for financial liabilities measured under the fair value option, included in the Condensed Statement of Other Comprehensive Income:

Table K9: Changes in fair value due to IBRD’s own credit risk

In millions of U.S. dollars
Unrealized mark-to-market (losses) gains due to DVA on fair value option elected liabilities	Three Months Ended September 30,
	2021	2020
DVA on Fair Value Option Elected Liabilities	$(382)	$(605)
Amounts reclassified to net income upon derecognition of a liability	13	(11)

Net change in DVA on Fair Value Option Elected Liabilities	$(369)	$(616)

56	IBRD Condensed Quarterly Financial Statements: September 30, 2021 (Unaudited)

The following table provides information on the cumulative changes in fair value due to the change in IBRD’s own-credit risk for financial liabilities measured under the fair value option, as well as where those amounts are included in the Condensed Balance Sheet:

Table K10: Cumulative changes in fair value due to the change in IBRD’s own-credit risk

In millions of U.S. dollars
DVA on fair value option elected liabilities	September 30, 2021	June 30, 2021
Reported as follows:
Accumulated other comprehensive loss	$(587)	$(218)

Table K11: Unrealized mark-to-market gains or losses on investments-trading, and non-trading portfolios, net

In millions of U.S. dollars
	Three Months Ended September 30, 2021			Three Months Ended September 30, 2020
	Realized gains (losses)	Unrealized gains (losses) excluding realized amounts [a]	Unrealized gains (losses)	Realized gains (losses)	Unrealized gains (losses) excluding realized amounts [a]	Unrealized gains (losses)
Investments-Trading	$201	$(191)	$10	$(577)	$648	$71

Non-trading portfolios, net
Loan derivatives—Note F	2	407	409	-	304	304
Other assets/liabilities management derivatives, net	-	(262)	(262)	-	(136)	(136)
Borrowings, including derivatives —Notes E and F	-	211	211 [b]	-	176	176	[b]
Client operations derivatives	-	(2)	(2)	-	2	2

Total	$2	$354	$356	$-	$346	$346

a.	Adjusted to exclude amounts reclassified to realized gains (losses).
b.	Includes $1,343 million of unrealized mark-to-market losses related to derivatives associated with borrowings (unrealized mark-to-market losses of $399 million —three months ended September 30, 2020).

NOTE L—CONTINGENCIES

In light of the COVID-19 pandemic, IBRD may be exposed to additional credit, market and operational risks. The duration of the COVID-19 pandemic remains difficult to predict at this time, as are the extent and efficacy of economic interventions by governments and central banks. The length and severity of the pandemic and the related developments, as well as the impact on the financial results and position of IBRD in future periods cannot be reasonably estimated at this point in time and continue to evolve. IBRD continues to monitor the developments and to manage the risks associated with its various portfolios within existing financial policies and limits.

From time to time, IBRD may be named as a defendant or co-defendant in legal actions on different grounds in various jurisdictions. The outcome of any existing legal action, in which IBRD has been named as a defendant or codefendant, as of and for the three months ended September 30, 2021, is not expected to have a material adverse effect on IBRD’s financial position, results of operations or cash flows.

IBRD Condensed Quarterly Financial Statements: September 30, 2021 (Unaudited)	57

Deloitte & Touche LLP 7900 Tysons One Place Suite 800 McLean, VA 22102 USA Tel.: +1 703 251 1000 Fax: +1 703 251 3400 www.deloitte.com

INDEPENDENT AUDITOR’S REVIEW REPORT

President and Board of Executive Directors

International Bank for Reconstruction and Development:

Results of Review of Interim Financial Information

We have reviewed the accompanying condensed balance sheet of the International Bank for Reconstruction and Development (“IBRD”) as of September 30, 2021, and the related condensed statements of income, comprehensive income, changes in retained earnings, and cash flows for the three-month periods ended September 30, 2021 and 2020, and the related notes (collectively referred to as the “interim financial information”).

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying interim financial information for it to be in accordance with accounting principles generally accepted in the United States of America.

Basis for Review Results

We conducted our reviews in accordance with auditing standards generally accepted in the United States of America (GAAS) applicable to reviews of interim financial information. A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. A review of interim financial information is substantially less in scope than an audit conducted in accordance with GAAS, the objective of which is an expression of an opinion regarding the financial information as a whole, and accordingly, we do not express such an opinion. We are required to be independent of IBRD and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our review. We believe that the results of the review procedures provide a reasonable basis for our conclusion.

Responsibilities of Management for the Interim Financial Information

Management is responsible for the preparation and fair presentation of the interim financial information in accordance with accounting principles generally accepted in the United States of America and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of interim financial information that is free from material misstatement, whether due to fraud or error.

Report on Condensed Balance Sheet as of June 30, 2021

We have previously audited, in accordance with auditing standards generally accepted in the United States of America, the balance sheet of IBRD as of June 30, 2021, and the related statements of income, comprehensive income, changes in retained earnings, and cash flows for the year then ended (not presented herein); and we expressed an unmodified audit opinion on those audited financial statements in our report dated August 6, 2021. In our opinion, the accompanying condensed balance sheet of IBRD as of June 30, 2021, is consistent, in all material respects, with the audited financial statements from which it has been derived.

November 12, 2021

58	IBRD Condensed Quarterly Financial Statements: September 30, 2021 (Unaudited)

International Bank for Reconstruction and Development

SEC Report - Changes in Borrowings
Medium & Long Term
July 01 2021 through September 30 2021

Borrowing Type	Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

New Borrowings

Australian Dollars

	BOND/SELL AUD/IBRD/PV MTN Core (Non-Retail)/0723AUD00.105	177793	AUD	150,000,000.00	112,267,500.00	13-Jul-21	26-Jul-21	26-Jul-23

	BOND/SELL AUD/IBRD/PV MTN Core (Non-Retail)/0823AUD00.12	190085	AUD	200,000,000.00	147,150,000.00	27-Jul-21	4-Aug-21	4-Aug-23

	BOND/SELL AUD/IBRD/PV MTN Core (Non-Retail)/0923AUD00.08	210697	AUD	200,000,000.00	145,180,000.00	25-Aug-21	2-Sep-21	2-Sep-23

	BOND/SELL AUD/IBRD/PV MTN Core (Non-Retail)/0923AUD00.085	210701	AUD	100,000,000.00	72,590,000.00	25-Aug-21	2-Sep-21	1-Sep-23

	BOND/SELL AUD/IBRD/PV MTN Core (Non-Retail)/0936AUD01.78	228431	AUD	274,000,000.00	200,115,900.00	17-Sep-21	30-Sep-21	30-Sep-36

Sub-total New Borrowings				924,000,000.00	677,303,400.00

Brazilian Real

	BOND/SELL BRL/IBRD/Japanese Retail (Uridashi)/0624BRL05.87	174871	BRL	15,000,000.00	2,866,698.52	8-Jul-21	19-Jul-21	19-Jun-24

Sub-total New Borrowings				15,000,000.00	2,866,698.52

Canadian Dollars

	BOND/SELL CAD/IBRD/PV BM/0726CAD01.20	177797	CAD	600,000,000.00	480,749,969.95	13-Jul-21	22-Jul-21	22-Jul-26

Sub-total New Borrowings				600,000,000.00	480,749,969.95

Chinese Yuan

	BOND/SELL CNY/IBRD/PV MTN Non-Core (Non-Retail)/0723CNH02.55	177058	CNY	500,000,000.00	77,210,537.69	12-Jul-21	19-Jul-21	19-Jul-23

	BOND/SELL CNY/IBRD/PV MTN Non-Core (Non-Retail)/0925CNH02.52	231121	CNY	106,000,000.00	16,414,004.55	23-Sep-21	30-Sep-21	30-Sep-25

	BOND/SELL CNY/IBRD/PV MTN Non-Core (Non-Retail)/1223CNH02.45	201035	CNY	641,000,000.00	98,994,610.12	16-Aug-21	24-Aug-21	15-Dec-23

Sub-total New Borrowings				1,247,000,000.00	192,619,152.37

Borrowing Type	Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

Colombian Pesos

	BOND/SELL COP/IBRD/PV MTN Non-Core (Non-Retail)/0925COP05.075	222914	COP	45,000,000,000.00	11,747,844.27	15-Sep-21	22-Sep-21	22-Sep-25

	BOND/SELL COP/IBRD/PV MTN Non-Core (Non-Retail)/1026COP05.00	234333	COP	150,000,000,000.00	39,029,467.25	28-Sep-21	7-Oct-21	7-Oct-26

Sub-total New Borrowings				195,000,000,000.00	50,777,311.52

Euro

	BOND/SELL EUR/IBRD/Callable MTN Core (Non-Retail)/0951EURSTR	214741	EUR	200,000,000.00	236,680,000.00	31-Aug-21	9-Sep-21	9-Sep-51

	BOND/SELL EUR/IBRD/Callable MTN Core (Non-Retail)/1031EURSTR03	231124	EUR	100,000,000.00	117,160,000.00	23-Sep-21	7-Oct-21	7-Oct-31

	BOND/SELL EUR/IBRD/Callable MTN Core (Non-Retail)/1033EURSTR	229784	EUR	500,000,000.00	586,775,000.00	21-Sep-21	5-Oct-21	5-Oct-33

Sub-total New Borrowings				800,000,000.00	940,615,000.00

Pounds Sterling

	BOND/SELL GBP/IBRD/Callable MTN Core (Non-Retail)/0725GBPSTR	180227	GBP	100,000,000.00	138,060,000.00	16-Jul-21	23-Jul-21	23-Jul-25

	BOND/SELL GBP/IBRD/PV BM/0728GBP0.625	174865	GBP	1,000,000,000.00	1,377,500,000.00	8-Jul-21	15-Jul-21	14-Jul-28

	BOND/SELL GBP/IBRD/PV MTN Core (Non-Retail)/1223GBP00.625	231109	GBP	100,000,000.00	136,850,000.00	23-Sep-21	7-Oct-21	15-Dec-23

Sub-total New Borrowings				1,200,000,000.00	1,652,410,000.00

Hong Kong Dollars

	BOND/SELL HKD/IBRD/PV MTN Non-Core (Non-Retail)/0823HKD00.125	198995	HKD	500,000,000.00	64,252,486.57	11-Aug-21	23-Aug-21	23-Aug-23

	BOND/SELL HKD/IBRD/PV MTN Non-Core (Non-Retail)/0923HKD00.112	209848	HKD	115,000,000.00	14,765,738.35	24-Aug-21	7-Sep-21	7-Sep-23

	BOND/SELL HKD/IBRD/PV MTN Non-Core (Non-Retail)/0923HKD00.12	209845	HKD	250,000,000.00	32,099,431.20	24-Aug-21	1-Sep-21	1-Sep-23

Sub-total New Borrowings				865,000,000.00	111,117,656.12

Indonesian Rupiah

	BOND/SELL IDR/IBRD/PV MTN Non-Core (Non-Retail)/0923IDR04.30	215517	IDR	400,000,000,000.00	28,006,301.42	1-Sep-21	13-Sep-21	13-Sep-23

Sub-total New Borrowings				400,000,000,000.00	28,006,301.42

Indian Rupees

	BOND/SELL INR/IBRD/Japanese Retail (Uridashi)/0823INR03.63	189355	INR	191,800,000.00	2,576,433.29	26-Jul-21	17-Aug-21	17-Aug-23

	BOND/SELL INR/IBRD/Japanese Retail (Uridashi)/0924INR03.88	176203	INR	276,300,000.00	3,702,934.34	9-Jul-21	19-Jul-21	19-Jun-24

Sub-total New Borrowings				468,100,000.00	6,279,367.63

Borrowing Type	Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

Kazakhstan Tenge

	BOND/SELL KZT/IBRD/PV MTN Non-Core (Non-Retail)/0623KZT08.25	178759	KZT	6,500,000,000.00	15,222,660.69	14-Jul-21	21-Jul-21	14-Jun-23

	BOND/SELL KZT/IBRD/PV MTN Non-Core (Non-Retail)/0923KZT08.50	219051	KZT	11,000,000,000.00	25,776,215.58	8-Sep-21	15-Sep-21	15-Sep-23

Sub-total New Borrowings				17,500,000,000.00	40,998,876.27

Mexican Peso

	BOND/SELL MXN/IBRD/PV MTN Non-Core (Non-Retail)/1026MXN06.25	234329	MXN	1,500,000,000.00	74,132,464.83	28-Sep-21	7-Oct-21	7-Oct-26

Sub-total New Borrowings				1,500,000,000.00	74,132,464.83

New Zealand Dollars

	BOND/SELL NZD/IBRD/PV MTN Core (Non-Retail)/0936NZD02.41	228434	NZD	241,000,000.00	170,302,650.00	17-Sep-21	30-Sep-21	30-Sep-36

Sub-total New Borrowings				241,000,000.00	170,302,650.00

Russian Ruble

	BOND/SELL RUB/IBRD/PV MTN Non-Core (Non-Retail)/1026RUB05.25	234331	RUB	3,500,000,000.00	48,152,988.92	28-Sep-21	7-Oct-21	7-Oct-26

Sub-total New Borrowings				3,500,000,000.00	48,152,988.92

United States Dollars

	BOND/SELL USD/IBRD/Callable MTN Core (Non-Retail)/1026USDSTR02	233374	USD	50,000,000.00	50,000,000.00	27-Sep-21	21-Oct-21	21-Oct-26

	BOND/SELL USD/IBRD/Callable MTN Core (Non-Retail)/1026USDSTR03	235778	USD	35,000,000.00	35,000,000.00	30-Sep-21	28-Oct-21	28-Oct-26

	BOND/SELL USD/IBRD/Japanese Retail (Structure)/0728USDSTR02	179484	USD	10,000,000.00	10,000,000.00	15-Jul-21	2-Aug-21	20-Jul-28

	BOND/SELL USD/IBRD/Other (CAT)/1223USDCAR130	185193	USD	185,000,000.00	185,000,000.00	19-Jul-21	23-Jul-21	29-Dec-23

	BOND/SELL USD/IBRD/PV BM/0231USDFRN	188007	USD	900,000,000.00	900,000,000.00	22-Jul-21	29-Jul-21	11-Feb-31

	BOND/SELL USD/IBRD/PV BM/0928USD01.125	216195	USD	5,000,000,000.00	5,000,000,000.00	2-Sep-21	13-Sep-21	13-Sep-28

Sub-total New Borrowings				6,180,000,000.00	6,180,000,000.00

South African Rand

	BOND/SELL ZAR/IBRD/PV MTN Non-Core (Non-Retail)/0323ZAR05.11	223549	ZAR	500,000,000.00	34,516,561.05	16-Sep-21	23-Sep-21	23-Mar-23

	BOND/SELL ZAR/IBRD/PV MTN Non-Core (Non-Retail)/0523ZAR07.50	231111	ZAR	200,000,000.00	13,631,964.23	23-Sep-21	7-Oct-21	17-May-23

Sub-total New Borrowings				700,000,000.00	48,148,525.28

Total New Borrowings					10,704,480,362.83

Borrowing Type	Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

Maturing Borrowings

Brazilian Real

	BOND/SELL BRL/IBRD/PV MTN Non-Core (Non-Retail)/0721BRL00.50	4861	BRL	(6,800,000.00)	(1,294,609.29)	7-Jun-16	19-Jul-16	20-Jul-21

	BOND/SELL BRL/IBRD/PV MTN Non-Core (Non-Retail)/0821BRL07.12	5430	BRL	(48,110,000.00)	(8,945,704.72)	13-Aug-18	23-Aug-18	23-Aug-21

Sub-total Maturing Borrowings				(54,910,000.00)	(10,240,314.01)

Canadian Dollars

	BOND/SELL CAD/IBRD/PV MTN Core (Non-Retail)/0821CAD03.00	4594	CAD	(10,000,000.00)	(7,970,032.68)	25-Jul-11	8-Aug-11	9-Aug-21

Sub-total Maturing Borrowings				(10,000,000.00)	(7,970,032.68)

Chinese Yuan

	BOND/SELL CNY/IBRD/PV MTN Non-Core (Non-Retail)/0721CNY02.50	4884	CNY	(40,000,000.00)	(6,185,296.01)	14-Jul-16	22-Jul-16	22-Jul-21

	BOND/SELL CNY/IBRD/PV MTN Non-Core (Non-Retail)/0721CNY02.50	4990	CNY	(25,000,000.00)	(3,865,810.00)	5-Jan-17	17-Jan-17	22-Jul-21

	BOND/SELL CNY/IBRD/PV MTN Non-Core (Non-Retail)/0721CNY02.50	5028	CNY	(30,000,000.00)	(4,638,972.00)	28-Feb-17	9-Mar-17	22-Jul-21

	BOND/SELL CNY/IBRD/PV MTN Non-Core (Non-Retail)/0721CNY02.50	5075	CNY	(25,000,000.00)	(3,865,810.00)	2-May-17	12-May-17	22-Jul-21

	BOND/SELL CNY/IBRD/PV MTN Non-Core (Non-Retail)/0721CNY02.50	5102	CNY	(10,000,000.00)	(1,546,324.00)	6-Jul-17	17-Jul-17	22-Jul-21

	BOND/SELL CNY/IBRD/PV MTN Non-Core (Non-Retail)/0721CNY02.50	5143	CNY	(25,000,000.00)	(3,865,810.00)	8-Sep-17	18-Sep-17	22-Jul-21

	BOND/SELL CNY/IBRD/PV MTN Non-Core (Non-Retail)/0921CNY03.74	5439	CNY	(500,000,000.00)	(77,348,493.64)	24-Aug-18	4-Sep-18	4-Sep-21

	BOND/SELL CNY/IBRD/PV MTN Non-Core (Non-Retail)/0921CNY03.98	5456	CNY	(100,000,000.00)	(15,478,917.71)	19-Sep-18	28-Sep-18	28-Sep-21

Sub-total Maturing Borrowings				(755,000,000.00)	(116,795,433.37)

Euro

	BOND/SELL EUR/IBRD/PV MTN Core (Non-Retail)/0721EUR00.985	4631	EUR	(55,000,000.00)	(65,461,000.00)	19-Jul-12	30-Jul-12	30-Jul-21

Sub-total Maturing Borrowings				(55,000,000.00)	(65,461,000.00)

Indonesian Rupiah

	BOND/SELL IDR/IBRD/PV MTN Non-Core (Non-Retail)/0821IDR07.45	5425	IDR	(2,063,000,000,000.00)	(142,743,469.99)	3-Aug-18	20-Aug-18	20-Aug-21

	BOND/SELL IDR/IBRD/PV MTN Non-Core (Non-Retail)/0821IDR07.45	5438	IDR	(1,250,000,000,000.00)	(86,490,226.61)	24-Aug-18	4-Sep-18	20-Aug-21

	BOND/SELL IDR/IBRD/PV MTN Non-Core (Non-Retail)/0821IDR07.45	5526	IDR	(220,000,000,000.00)	(15,222,279.88)	11-Jan-19	28-Jan-19	20-Aug-21

	BOND/SELL IDR/IBRD/PV MTN Non-Core (Non-Retail)/0821IDR07.45	5551	IDR	(700,000,000,000.00)	(48,434,526.90)	13-Feb-19	27-Feb-19	20-Aug-21

Sub-total Maturing Borrowings				(4,233,000,000,000.00)	(292,890,503.38)

Borrowing Type	Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

Indian Rupees

	BOND/SELL INR/IBRD/PV MTN Non-Core (Non-Retail)/0721INR05.29	4849	INR	(263,000,000.00)	(3,523,603.45)	23-May-16	29-Jun-16	12-Jul-21

	BOND/SELL INR/IBRD/PV MTN Non-Core (Non-Retail)/0721INR05.47	5360	INR	(957,000,000.00)	(12,822,230.56)	25-May-18	28-Jun-18	7-Jul-21

	BOND/SELL INR/IBRD/PV MTN Non-Core (Non-Retail)/0721INR05.53	4873	INR	(300,000,000.00)	(4,038,745.03)	28-Jun-16	28-Jul-16	29-Jul-21

	BOND/SELL INR/IBRD/PV MTN Non-Core (Non-Retail)/0721INR05.80	4883	INR	(300,000,000.00)	(4,028,981.81)	14-Jul-16	22-Jul-16	22-Jul-21

	BOND/SELL INR/IBRD/PV MTN Non-Core (Non-Retail)/0721INR05.80	4892	INR	(300,000,000.00)	(4,028,981.81)	28-Jul-16	3-Aug-16	22-Jul-21

	BOND/SELL INR/IBRD/PV MTN Non-Core (Non-Retail)/0721INR05.80	4911	INR	(300,000,000.00)	(4,028,981.81)	25-Aug-16	2-Sep-16	22-Jul-21

	BOND/SELL INR/IBRD/PV MTN Non-Core (Non-Retail)/0721INR05.80	4932	INR	(300,000,000.00)	(4,028,981.81)	30-Sep-16	13-Oct-16	22-Jul-21

	BOND/SELL INR/IBRD/PV MTN Non-Core (Non-Retail)/0721INR05.80	4958	INR	(300,000,000.00)	(4,028,981.81)	28-Oct-16	7-Nov-16	22-Jul-21

	BOND/SELL INR/IBRD/PV MTN Non-Core (Non-Retail)/0721INR05.80	4998	INR	(300,000,000.00)	(4,028,981.81)	13-Jan-17	25-Jan-17	22-Jul-21

	BOND/SELL INR/IBRD/PV MTN Non-Core (Non-Retail)/0721INR05.80	5029	INR	(300,000,000.00)	(4,028,981.81)	1-Mar-17	10-Mar-17	22-Jul-21

	BOND/SELL INR/IBRD/PV MTN Non-Core (Non-Retail)/0721INR05.80	5042	INR	(600,000,000.00)	(8,057,963.62)	22-Mar-17	31-Mar-17	22-Jul-21

	BOND/SELL INR/IBRD/PV MTN Non-Core (Non-Retail)/0721INR05.80	5074	INR	(600,000,000.00)	(8,057,963.62)	28-Apr-17	11-May-17	22-Jul-21

	BOND/SELL INR/IBRD/PV MTN Non-Core (Non-Retail)/0721INR05.80	5114	INR	(300,000,000.00)	(4,028,981.81)	24-Jul-17	2-Aug-17	22-Jul-21

	BOND/SELL INR/IBRD/PV MTN Non-Core (Non-Retail)/0721INR05.80	5157	INR	(600,000,000.00)	(8,057,963.62)	20-Sep-17	4-Oct-17	22-Jul-21

	BOND/SELL INR/IBRD/PV MTN Non-Core (Non-Retail)/0721INR05.80	5275	INR	(600,000,000.00)	(8,057,963.62)	7-Feb-18	16-Feb-18	22-Jul-21

	BOND/SELL INR/IBRD/PV MTN Non-Core (Non-Retail)/0721INR05.80	5445	INR	(300,000,000.00)	(4,028,981.81)	31-Aug-18	10-Sep-18	22-Jul-21

	BOND/SELL INR/IBRD/PV MTN Non-Core (Non-Retail)/0721INR05.80	5548	INR	(300,000,000.00)	(4,028,981.81)	8-Feb-19	15-Feb-19	22-Jul-21

	BOND/SELL INR/IBRD/PV MTN Non-Core (Non-Retail)/0721INR06.00	5397	INR	(247,500,000.00)	(3,326,568.19)	3-Jul-18	30-Jul-18	30-Jul-21

	BOND/SELL INR/IBRD/PV MTN Non-Core (Non-Retail)/0821INR05.05	5115	INR	(279,000,000.00)	(3,762,491.07)	25-Jul-17	3-Aug-17	4-Aug-21

	BOND/SELL INR/IBRD/PV MTN Non-Core (Non-Retail)/0821INR05.25	4889	INR	(300,000,000.00)	(4,035,648.23)	20-Jul-16	16-Aug-16	17-Aug-21

	BOND/SELL INR/IBRD/PV MTN Non-Core (Non-Retail)/0821INR05.65	5391	INR	(733,000,000.00)	(9,892,571.80)	22-Jun-18	30-Jul-18	5-Aug-21

	BOND/SELL INR/IBRD/PV MTN Non-Core (Non-Retail)/0821INR05.80	5424	INR	(206,900,000.00)	(2,811,370.49)	3-Aug-18	30-Aug-18	27-Aug-21

	BOND/SELL INR/IBRD/PV MTN Non-Core (Non-Retail)/0821INR05.83	5431	INR	(1,630,600,000.00)	(21,981,962.55)	14-Aug-18	23-Aug-18	23-Aug-21

	BOND/SELL INR/IBRD/PV MTN Non-Core (Non-Retail)/0921INR05.15	4908	INR	(300,000,000.00)	(4,080,439.06)	23-Aug-16	16-Sep-16	16-Sep-21

	BOND/SELL INR/IBRD/PV MTN Non-Core (Non-Retail)/0921INR05.58	5415	INR	(300,000,000.00)	(4,077,333.42)	20-Jul-18	30-Aug-18	8-Sep-21

	BOND/SELL INR/IBRD/PV MTN Non-Core (Non-Retail)/0921INR06.25	5453	INR	(1,082,400,000.00)	(14,661,203.48)	14-Sep-18	26-Sep-18	27-Sep-21

	BOND/SELL INR/IBRD/PV MTN Non-Core (Non-Retail)/0721INR00.00	5691	INR	(360,000,000.00)	(4,838,644.64)	26-Jun-19	30-Jul-19	30-Jul-21

	BOND/SELL INR/IBRD/PV MTN Non-Core (Non-Retail)/0821INR00.00	4901	INR	(900,000,000.00)	(12,122,599.89)	10-Aug-16	19-Aug-16	18-Aug-21

	BOND/SELL INR/IBRD/PV MTN Non-Core (Non-Retail)/0821INR00.00	4944	INR	(900,000,000.00)	(12,122,599.89)	14-Oct-16	24-Oct-16	18-Aug-21

	BOND/SELL INR/IBRD/PV MTN Non-Core (Non-Retail)/0821INR00.00	4952	INR	(900,000,000.00)	(12,122,599.89)	24-Oct-16	1-Nov-16	18-Aug-21

Borrowing Type	Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

	BOND/SELL INR/IBRD/PV MTN Non-Core (Non-Retail)/0821INR00.00	4961	INR	(900,000,000.00)	(12,122,599.89)	1-Nov-16	9-Nov-16	18-Aug-21

	BOND/SELL INR/IBRD/PV MTN Non-Core (Non-Retail)/0821INR00.00	4977	INR	(2,300,000,000.00)	(30,979,977.51)	8-Dec-16	16-Dec-16	18-Aug-21

Sub-total Maturing Borrowings				(18,259,400,000.00)	(245,844,861.61)

Japanese Yen

	BOND/SELL JPY/IBRD/Other Structures (Non-Retail)/0721JPYSTR04	5390	JPY	(1,000,000,000.00)	(9,033,015.67)	20-Jun-18	5-Jul-18	6-Jul-21

	BOND/SELL JPY/IBRD/Other Structures (Non-Retail)/0821JPYSTR02	4533	JPY	(2,000,000,000.00)	(18,294,077.29)	26-Jul-01	16-Aug-01	16-Aug-21

	BOND/SELL JPY/IBRD/Other Structures (Non-Retail)/0821JPYSTR03	4534	JPY	(100,000,000.00)	(908,554.04)	1-Aug-01	23-Aug-01	23-Aug-21

	BOND/SELL JPY/IBRD/Other Structures (Non-Retail)/0821JPYSTR06	5125	JPY	(1,438,000,000.00)	(13,055,517.73)	4-Aug-17	30-Aug-17	27-Aug-21

	BOND/SELL JPY/IBRD/Other Structures (Non-Retail)/0921JPYSTR03	5141	JPY	(1,335,000,000.00)	(11,989,761.55)	7-Sep-17	28-Sep-17	29-Sep-21

	BOND/SELL JPY/IBRD/PV BM/0821JPY00.3725	4595	JPY	(30,000,000,000.00)	(274,788,184.11)	27-Jul-11	3-Aug-11	3-Aug-21

	BOND/SELL JPY/IBRD/PV MTN Core (Non-Retail)/0921JPY0.20125	4597	JPY	(10,000,000,000.00)	(89,730,360.27)	20-Sep-11	28-Sep-11	28-Sep-21

Sub-total Maturing Borrowings				(45,873,000,000.00)	(417,799,470.66)

Mexican Peso

	BOND/SELL MXN/IBRD/PV MTN Non-Core (Non-Retail)/0721MXN06.40	5357	MXN	(73,000,000.00)	(3,657,223.02)	25-May-18	28-Jun-18	7-Jul-21

	BOND/SELL MXN/IBRD/PV MTN Non-Core (Non-Retail)/0721MXN07.05	5402	MXN	(14,700,000.00)	(731,570.76)	6-Jul-18	25-Jul-18	26-Jul-21

	BOND/SELL MXN/IBRD/PV MTN Non-Core (Non-Retail)/0721MXN08.00	5376	MXN	(1,000,000,000.00)	(50,018,381.76)	12-Jun-18	19-Jun-18	1-Jul-21

	BOND/SELL MXN/IBRD/PV MTN Non-Core (Non-Retail)/0821MXN06.46	5398	MXN	(75,000,000.00)	(3,758,164.61)	3-Jul-18	31-Jul-18	5-Aug-21

	BOND/SELL MXN/IBRD/PV MTN Non-Core (Non-Retail)/0821MXN06.80	5423	MXN	(12,000,000.00)	(589,114.63)	3-Aug-18	29-Aug-18	27-Aug-21

	BOND/SELL MXN/IBRD/PV MTN Non-Core (Non-Retail)/0921MXN07.15	5446	MXN	(9,300,000.00)	(459,621.28)	6-Sep-18	27-Sep-18	28-Sep-21

Sub-total Maturing Borrowings				(1,184,000,000.00)	(59,214,076.06)

Russian Ruble

	BOND/SELL RUB/IBRD/PV MTN Non-Core (Non-Retail)/0921RUB00.00	5140	RUB	(150,000,000.00)	(2,064,509.03)	7-Sep-17	15-Sep-17	15-Sep-21

Sub-total Maturing Borrowings				(150,000,000.00)	(2,064,509.03)

New Turkish Lira

	BOND/SELL TRY/IBRD/PV MTN Non-Core (Non-Retail)/0821TRY10.00	5124	TRY	(100,000,000.00)	(11,805,260.42)	8-Aug-17	16-Aug-17	16-Aug-21

	BOND/SELL TRY/IBRD/PV MTN Non-Core (Non-Retail)/0821TRY10.00	5349	TRY	(50,000,000.00)	(5,902,630.21)	16-May-18	23-May-18	16-Aug-21

	BOND/SELL TRY/IBRD/PV MTN Non-Core (Non-Retail)/0821TRY10.00	5480	TRY	(300,000,000.00)	(35,415,781.27)	25-Oct-18	5-Nov-18	16-Aug-21

Sub-total Maturing Borrowings				(450,000,000.00)	(53,123,671.91)

Borrowing Type	Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

United States Dollars

	BOND/SELL USD/IBRD/Callable MTN Core (Non-Retail)/0921USDSTR03	4984	USD	(33,500,000.00)	(33,500,000.00)	13-Dec-16	28-Dec-16	28-Sep-21

	BOND/SELL USD/IBRD/Putable (Non-Retail)/0721USDSTR01	5112	USD	(100,000,000.00)	(100,000,000.00)	20-Jul-17	25-Jul-17	6-Jul-21

	BOND/SELL USD/IBRD/PV BM/0721USD02.75	5411	USD	(5,000,000,000.00)	(5,000,000,000.00)	18-Jul-18	25-Jul-18	23-Jul-21

	BOND/SELL USD/IBRD/PV BM/0921USD01.375	4924	USD	(3,500,000,000.00)	(3,500,000,000.00)	13-Sep-16	20-Sep-16	20-Sep-21

	BOND/SELL USD/IBRD/PV MTN Core (Non-Retail)/0721USD01.30	4886	USD	(25,000,000.00)	(25,000,000.00)	18-Jul-16	26-Jul-16	26-Jul-21

	BOND/SELL USD/IBRD/PV MTN Core (Non-Retail)/0721USD02.07	4987	USD	(30,000,000.00)	(30,000,000.00)	27-Dec-16	20-Jan-17	1-Jul-21

	BOND/SELL USD/IBRD/PV MTN Core (Non-Retail)/0721USD02.17	5237	USD	(25,000,000.00)	(25,000,000.00)	3-Jan-18	19-Jan-18	1-Jul-21

	BOND/SELL USD/IBRD/PV MTN Core (Non-Retail)/0721USDFRN	5754	USD	(300,000,000.00)	(300,000,000.00)	24-Sep-19	2-Oct-19	2-Jul-21

	BOND/SELL USD/IBRD/PV MTN Core (Non-Retail)/0821USD03.08	5484	USD	(14,829,000.00)	(14,829,000.00)	2-Nov-18	9-Nov-18	16-Aug-21

	BOND/SELL USD/IBRD/PV MTN Core (Non-Retail)/0921USD01.52	4636	USD	(75,000,000.00)	(75,000,000.00)	12-Sep-12	24-Sep-12	24-Sep-21

	BOND/SELL USD/IBRD/PV MTN Core (Non-Retail)/0921USD01.7817	5127	USD	(2,592,000.00)	(2,592,000.00)	16-Aug-17	30-Aug-17	1-Sep-21

Sub-total Maturing Borrowings				(9,105,921,000.00)	(9,105,921,000.00)

South African Rand

	BOND/SELL ZAR/IBRD/PV MTN Non-Core (Non-Retail)/0921ZAR07.02	5434	ZAR	(13,000,000.00)	(922,473.22)	23-Aug-18	29-Aug-18	10-Sep-21

Sub-total Maturing Borrowings				(13,000,000.00)	(922,473.22)

Total Maturing Borrowings					(10,378,247,345.92)

Early Retirement

Euro

	BOND/BUY EUR/IBRD/Callable MTN Core (Non-Retail)/0950EURSTR02	207263	EUR	(200,000,000.00)	(236,640,000.00)	19-Aug-21	9-Sep-21	9-Sep-50

	BOND/BUY EUR/IBRD/Callable MTN Core (Non-Retail)/1147EURSTR03	216722	EUR	(50,000,000.00)	(58,877,500.00)	3-Sep-21	13-Sep-21	10-Nov-47

Sub-total Early Retirement				(250,000,000.00)	(295,517,500.00)

United States Dollars

	BOND/BUY USD/IBRD/Callable MTN Core (Non-Retail)/0729USDSTR	168072	USD	(100,000,000.00)	(100,000,000.00)	24-Jun-21	26-Jul-21	26-Jul-29

	BOND/BUY USD/IBRD/Callable MTN Core (Non-Retail)/0824USDSTR04	186024	USD	(5,000,000.00)	(5,000,000.00)	20-Jul-21	9-Aug-21	9-Aug-24

	BOND/BUY USD/IBRD/Callable MTN Core (Non-Retail)/0924USDSTR02	207264	USD	(5,000,000.00)	(5,000,000.00)	19-Aug-21	13-Sep-21	13-Sep-24

	BOND/BUY USD/IBRD/Callable MTN Core (Non-Retail)/0924USDSTR03	210711	USD	(10,000,000.00)	(10,000,000.00)	25-Aug-21	17-Sep-21	17-Sep-24

Borrowing Type	Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

	BOND/BUY USD/IBRD/Callable MTN Core (Non-Retail)/0936USDSTR02	207262	USD	(7,000,000.00)	(7,000,000.00)	19-Aug-21	16-Sep-21	16-Sep-36

	BOND/BUY USD/IBRD/Callable MTN Core (Non-Retail)/0846USDSTR04	189354	USD	(20,000,000.00)	(20,000,000.00)	26-Jul-21	17-Aug-21	16-Aug-46

	BOND/BUY USD/IBRD/Callable MTN Core (Non-Retail)/0946USDSTR	194190	USD	(20,000,000.00)	(20,000,000.00)	3-Aug-21	2-Sep-21	2-Sep-46

	BOND/BUY USD/IBRD/Callable MTN Core (Non-Retail)/0946USDSTR01	194191	USD	(20,000,000.00)	(20,000,000.00)	3-Aug-21	2-Sep-21	2-Sep-46

Sub-total Early Retirement				(187,000,000.00)	(187,000,000.00)

South African Rand

	BOND/BUY ZAR/IBRD/PV MTN Non-Core (Non-Retail)/1025ZAR00.00	229781	ZAR	(79,000,000.00)	(5,195,983.96)	21-Sep-21	30-Sep-21	20-Oct-25

Sub-total Early Retirement				(79,000,000.00)	(5,195,983.96)

Total Early Retirement					(487,713,483.96)

International Bank for Reconstruction and Development

SEC Report - Changes in Borrowings
Short Term
July 01 2021 through September 30 2021

Borrowing Type	Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

New Borrowings

United States Dollars

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20210723 WB	186915	USD	500,000,000.00	500,000,000.00	21-Jul-21	22-Jul-21	23-Jul-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20210728 WB	190083	USD	400,000,000.00	400,000,000.00	27-Jul-21	27-Jul-21	28-Jul-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20210728 WB	190084	USD	100,000,000.00	100,000,000.00	27-Jul-21	27-Jul-21	28-Jul-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20210827 WB	190089	USD	50,000,000.00	50,000,000.00	27-Jul-21	2-Aug-21	27-Aug-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20210907 WB	190785	USD	200,000,000.00	200,000,000.00	28-Jul-21	29-Jul-21	7-Sep-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20210910 WB	176195	USD	50,000,000.00	50,000,000.00	9-Jul-21	13-Jul-21	10-Sep-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20210914 WB	189347	USD	150,000,000.00	150,000,000.00	26-Jul-21	27-Jul-21	14-Sep-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20210916 WB	176188	USD	50,000,000.00	50,000,000.00	9-Jul-21	12-Jul-21	16-Sep-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20210920 WB	189351	USD	25,000,000.00	25,000,000.00	26-Jul-21	26-Jul-21	20-Sep-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20210921 WB	176196	USD	32,125,000.00	32,125,000.00	9-Jul-21	12-Jul-21	21-Sep-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20210922 WB	190780	USD	30,000,000.00	30,000,000.00	28-Jul-21	30-Jul-21	22-Sep-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20210923 WB	209074	USD	100,000,000.00	100,000,000.00	23-Aug-21	23-Aug-21	23-Sep-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20210927 WB	176198	USD	32,125,000.00	32,125,000.00	9-Jul-21	12-Jul-21	27-Sep-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20211001 WB	176189	USD	28,750,000.00	28,750,000.00	9-Jul-21	12-Jul-21	1-Oct-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20211005 WB	190784	USD	40,000,000.00	40,000,000.00	28-Jul-21	29-Jul-21	5-Oct-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20211006 WB	176199	USD	32,125,000.00	32,125,000.00	9-Jul-21	12-Jul-21	6-Oct-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20211015 WB	177064	USD	200,000,000.00	200,000,000.00	12-Jul-21	13-Jul-21	15-Oct-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20211020 WB	189350	USD	30,000,000.00	30,000,000.00	26-Jul-21	27-Jul-21	20-Oct-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20211022 WB	190789	USD	25,000,000.00	25,000,000.00	28-Jul-21	30-Jul-21	22-Oct-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20211025 WB	177065	USD	100,000,000.00	100,000,000.00	12-Jul-21	13-Jul-21	25-Oct-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20211026 WB	176190	USD	32,125,000.00	32,125,000.00	9-Jul-21	12-Jul-21	26-Oct-21

Borrowing Type	Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20211027 WB	190086	USD	25,000,000.00	25,000,000.00	27-Jul-21	27-Jul-21	27-Oct-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20211028 WB	190786	USD	50,000,000.00	50,000,000.00	28-Jul-21	28-Jul-21	28-Oct-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20211029 WB	186030	USD	33,000,000.00	33,000,000.00	20-Jul-21	22-Jul-21	29-Oct-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20211029 WB	190087	USD	50,000,000.00	50,000,000.00	27-Jul-21	28-Jul-21	29-Oct-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20211029 WB	233354	USD	50,000,000.00	50,000,000.00	27-Sep-21	1-Oct-21	29-Oct-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20211101 WB	177063	USD	50,000,000.00	50,000,000.00	12-Jul-21	13-Jul-21	1-Nov-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20211101 WB	189353	USD	50,000,000.00	50,000,000.00	26-Jul-21	30-Jul-21	1-Nov-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20211101 WB	190781	USD	50,000,000.00	50,000,000.00	28-Jul-21	28-Jul-21	1-Nov-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20211102 WB	190792	USD	50,000,000.00	50,000,000.00	28-Jul-21	29-Jul-21	2-Nov-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20211103 WB	221246	USD	5,250,000.00	5,250,000.00	13-Sep-21	13-Sep-21	3-Nov-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20211105 WB	176200	USD	32,125,000.00	32,125,000.00	9-Jul-21	12-Jul-21	5-Nov-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20211105 WB	177060	USD	50,000,000.00	50,000,000.00	12-Jul-21	14-Jul-21	5-Nov-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20211105 WB	190782	USD	50,000,000.00	50,000,000.00	28-Jul-21	28-Jul-21	5-Nov-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20211105 WB	190783	USD	100,000,000.00	100,000,000.00	28-Jul-21	29-Jul-21	5-Nov-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20211105 WB	190790	USD	25,000,000.00	25,000,000.00	28-Jul-21	28-Jul-21	5-Nov-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20211108 WB	216706	USD	80,000,000.00	80,000,000.00	3-Sep-21	10-Sep-21	8-Nov-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20211115 WB	176191	USD	4,000,000.00	4,000,000.00	9-Jul-21	12-Jul-21	15-Nov-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20211115 WB	186023	USD	100,000,000.00	100,000,000.00	20-Jul-21	20-Jul-21	15-Nov-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20211115 WB	190791	USD	40,000,000.00	40,000,000.00	28-Jul-21	28-Jul-21	15-Nov-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20211124 WB	176192	USD	42,175,000.00	42,175,000.00	9-Jul-21	13-Jul-21	24-Nov-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20211124 WB	206217	USD	100,000,000.00	100,000,000.00	18-Aug-21	18-Aug-21	24-Nov-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20211130 WB	189349	USD	55,000,000.00	55,000,000.00	26-Jul-21	3-Aug-21	30-Nov-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20211201 WB	177061	USD	100,000,000.00	100,000,000.00	12-Jul-21	13-Jul-21	1-Dec-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20211201 WB	186031	USD	100,000,000.00	100,000,000.00	20-Jul-21	22-Jul-21	1-Dec-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20211201 WB	190090	USD	100,000,000.00	100,000,000.00	27-Jul-21	27-Jul-21	1-Dec-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20211201 WB	194707	USD	100,000,000.00	100,000,000.00	4-Aug-21	5-Aug-21	1-Dec-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20211201 WB	198988	USD	100,000,000.00	100,000,000.00	11-Aug-21	26-Aug-21	1-Dec-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20211203 WB	189348	USD	21,000,000.00	21,000,000.00	26-Jul-21	26-Jul-21	3-Dec-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20211203 WB	189352	USD	55,000,000.00	55,000,000.00	26-Jul-21	27-Jul-21	3-Dec-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20211203 WB	194177	USD	50,000,000.00	50,000,000.00	3-Aug-21	5-Aug-21	3-Dec-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20211203 WB	198986	USD	75,000,000.00	75,000,000.00	11-Aug-21	26-Aug-21	3-Dec-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20211207 WB	176193	USD	30,000,000.00	30,000,000.00	9-Jul-21	13-Jul-21	7-Dec-21

Borrowing Type	Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20211210 WB	194704	USD	100,000,000.00	100,000,000.00	4-Aug-21	5-Aug-21	10-Dec-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20211210 WB	205575	USD	100,000,000.00	100,000,000.00	17-Aug-21	17-Aug-21	10-Dec-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20211214 WB	231127	USD	4,400,000.00	4,400,000.00	23-Sep-21	27-Sep-21	14-Dec-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20211215 WB	176194	USD	50,000,000.00	50,000,000.00	9-Jul-21	14-Jul-21	15-Dec-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20211215 WB	186021	USD	200,000,000.00	200,000,000.00	20-Jul-21	20-Jul-21	15-Dec-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20211215 WB	194179	USD	50,000,000.00	50,000,000.00	3-Aug-21	5-Aug-21	15-Dec-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20211220 WB	194176	USD	200,000,000.00	200,000,000.00	3-Aug-21	4-Aug-21	20-Dec-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20211221 WB	176201	USD	20,000,000.00	20,000,000.00	9-Jul-21	9-Jul-21	21-Dec-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20211223 WB	221251	USD	50,000,000.00	50,000,000.00	13-Sep-21	16-Sep-21	23-Dec-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220103 WB	177062	USD	100,000,000.00	100,000,000.00	12-Jul-21	13-Jul-21	3-Jan-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220103 WB	186033	USD	100,000,000.00	100,000,000.00	20-Jul-21	22-Jul-21	3-Jan-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220103 WB	194703	USD	100,000,000.00	100,000,000.00	4-Aug-21	5-Aug-21	3-Jan-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220103 WB	206216	USD	100,000,000.00	100,000,000.00	18-Aug-21	19-Aug-21	3-Jan-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220103 WB	214736	USD	100,000,000.00	100,000,000.00	31-Aug-21	31-Aug-21	3-Jan-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220103 WB	216709	USD	40,000,000.00	40,000,000.00	3-Sep-21	3-Sep-21	3-Jan-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220104 WB	216708	USD	75,000,000.00	75,000,000.00	3-Sep-21	3-Sep-21	4-Jan-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220104 WB	216724	USD	47,000,000.00	47,000,000.00	3-Sep-21	3-Sep-21	4-Jan-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220112 WB	205576	USD	50,000,000.00	50,000,000.00	17-Aug-21	20-Aug-21	12-Jan-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220113 WB	216712	USD	50,000,000.00	50,000,000.00	3-Sep-21	3-Sep-21	13-Jan-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220114 WB	216707	USD	75,000,000.00	75,000,000.00	3-Sep-21	9-Sep-21	14-Jan-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220114 WB	221249	USD	100,000,000.00	100,000,000.00	13-Sep-21	13-Sep-21	14-Jan-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220118 WB	231123	USD	1,700,000.00	1,700,000.00	23-Sep-21	27-Sep-21	18-Jan-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220119 WB	205577	USD	10,000,000.00	10,000,000.00	17-Aug-21	20-Aug-21	19-Jan-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220120 WB	209072	USD	50,000,000.00	50,000,000.00	23-Aug-21	24-Aug-21	20-Jan-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220124 WB	186032	USD	100,000,000.00	100,000,000.00	20-Jul-21	23-Jul-21	24-Jan-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220124 WB	216710	USD	200,000,000.00	200,000,000.00	3-Sep-21	3-Sep-21	24-Jan-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220127 WB	209073	USD	100,500,000.00	100,500,000.00	23-Aug-21	27-Aug-21	27-Jan-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220201 WB	205573	USD	100,000,000.00	100,000,000.00	17-Aug-21	17-Aug-21	1-Feb-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220201 WB	209081	USD	100,000,000.00	100,000,000.00	23-Aug-21	24-Aug-21	1-Feb-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220201 WB	214735	USD	100,000,000.00	100,000,000.00	31-Aug-21	31-Aug-21	1-Feb-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220201 WB	231114	USD	100,000,000.00	100,000,000.00	23-Sep-21	24-Sep-21	1-Feb-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220210 WB	209076	USD	50,000,000.00	50,000,000.00	23-Aug-21	24-Aug-21	10-Feb-22

Borrowing Type	Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220214 WB	215515	USD	100,000,000.00	100,000,000.00	1-Sep-21	2-Sep-21	14-Feb-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220222 WB	198987	USD	50,000,000.00	50,000,000.00	11-Aug-21	12-Aug-21	22-Feb-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220222 WB	198993	USD	20,000,000.00	20,000,000.00	11-Aug-21	12-Aug-21	22-Feb-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220222 WB	198994	USD	45,000,000.00	45,000,000.00	11-Aug-21	12-Aug-21	22-Feb-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220223 WB	198990	USD	100,000,000.00	100,000,000.00	11-Aug-21	12-Aug-21	23-Feb-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220225 WB	205574	USD	100,000,000.00	100,000,000.00	17-Aug-21	17-Aug-21	25-Feb-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220225 WB	207258	USD	100,000,000.00	100,000,000.00	19-Aug-21	20-Aug-21	25-Feb-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220225 WB	209079	USD	100,000,000.00	100,000,000.00	23-Aug-21	24-Aug-21	25-Feb-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220228 WB	198992	USD	50,000,000.00	50,000,000.00	11-Aug-21	12-Aug-21	28-Feb-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220228 WB	221252	USD	75,000,000.00	75,000,000.00	13-Sep-21	13-Sep-21	28-Feb-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220301 WB	198991	USD	100,000,000.00	100,000,000.00	11-Aug-21	12-Aug-21	1-Mar-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220301 WB	214734	USD	100,000,000.00	100,000,000.00	31-Aug-21	31-Aug-21	1-Mar-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220301 WB	216726	USD	150,000,000.00	150,000,000.00	3-Sep-21	9-Sep-21	1-Mar-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220301 WB	221250	USD	100,000,000.00	100,000,000.00	13-Sep-21	14-Sep-21	1-Mar-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220301 WB	221988	USD	100,000,000.00	100,000,000.00	14-Sep-21	15-Sep-21	1-Mar-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220301 WB	221990	USD	100,000,000.00	100,000,000.00	14-Sep-21	14-Sep-21	1-Mar-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220302 WB	215516	USD	100,000,000.00	100,000,000.00	1-Sep-21	2-Sep-21	2-Mar-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220302 WB	230430	USD	100,000,000.00	100,000,000.00	22-Sep-21	23-Sep-21	2-Mar-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220314 WB	216725	USD	50,000,000.00	50,000,000.00	3-Sep-21	3-Sep-21	14-Mar-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220316 WB	232480	USD	50,000,000.00	50,000,000.00	24-Sep-21	24-Sep-21	16-Mar-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220325 WB	216723	USD	150,000,000.00	150,000,000.00	3-Sep-21	9-Sep-21	25-Mar-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220325 WB	221987	USD	100,000,000.00	100,000,000.00	14-Sep-21	15-Sep-21	25-Mar-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220331 WB	186025	USD	13,782,000.00	13,782,000.00	20-Jul-21	20-Jul-21	31-Mar-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220401 WB	216711	USD	150,000,000.00	150,000,000.00	3-Sep-21	9-Sep-21	1-Apr-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220401 WB	221248	USD	100,000,000.00	100,000,000.00	13-Sep-21	14-Sep-21	1-Apr-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220401 WB	221253	USD	100,000,000.00	100,000,000.00	13-Sep-21	14-Sep-21	1-Apr-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220401 WB	221989	USD	200,000,000.00	200,000,000.00	14-Sep-21	16-Sep-21	1-Apr-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220422 WB	186026	USD	6,000,000.00	6,000,000.00	20-Jul-21	22-Jul-21	22-Apr-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220429 WB	186029	USD	970,000.00	970,000.00	20-Jul-21	22-Jul-21	29-Apr-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220601 WB	233355	USD	100,000,000.00	100,000,000.00	27-Sep-21	28-Sep-21	1-Jun-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220601 WB	233356	USD	100,000,000.00	100,000,000.00	27-Sep-21	28-Sep-21	1-Jun-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220701 WB	231126	USD	3,700,000.00	3,700,000.00	23-Sep-21	27-Sep-21	1-Jul-22

Borrowing Type	Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220701 WB	233353	USD	100,000,000.00	100,000,000.00	27-Sep-21	27-Sep-21	1-Jul-22

Sub-total New Borrowings				9,467,852,000.00	9,467,852,000.00

Total New Borrowings					9,467,852,000.00

Maturing Borrowings

United States Dollars

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20210701 WB	57371	USD	(100,000,000.00)	(100,000,000.00)	19-Jan-21	20-Jan-21	1-Jul-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20210702 WB	80081	USD	(100,000,000.00)	(100,000,000.00)	17-Feb-21	18-Feb-21	2-Jul-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20210702 WB	131716	USD	(115,000,000.00)	(115,000,000.00)	5-May-21	12-May-21	2-Jul-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20210702 WB	145391	USD	(50,000,000.00)	(50,000,000.00)	24-May-21	26-May-21	2-Jul-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20210702 WB	145392	USD	(50,000,000.00)	(50,000,000.00)	24-May-21	25-May-21	2-Jul-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20210708 WB	146846	USD	(44,500,000.00)	(44,500,000.00)	25-May-21	26-May-21	8-Jul-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20210709 WB	53527	USD	(4,000,000.00)	(4,000,000.00)	11-Jan-21	12-Jan-21	9-Jul-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20210709 WB	53528	USD	(20,000,000.00)	(20,000,000.00)	11-Jan-21	12-Jan-21	9-Jul-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20210709 WB	55601	USD	(100,000,000.00)	(100,000,000.00)	14-Jan-21	15-Jan-21	9-Jul-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20210709 WB	62822	USD	(100,000,000.00)	(100,000,000.00)	22-Jan-21	26-Jan-21	9-Jul-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20210709 WB	68487	USD	(100,000,000.00)	(100,000,000.00)	3-Feb-21	4-Feb-21	9-Jul-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20210709 WB	81510	USD	(100,000,000.00)	(100,000,000.00)	19-Feb-21	24-Feb-21	9-Jul-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20210712 WB	86570	USD	(100,000,000.00)	(100,000,000.00)	1-Mar-21	2-Mar-21	12-Jul-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20210713 WB	133963	USD	(50,000,000.00)	(50,000,000.00)	10-May-21	14-May-21	13-Jul-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20210713 WB	133964	USD	(42,175,000.00)	(42,175,000.00)	10-May-21	14-May-21	13-Jul-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20210714 WB	64318	USD	(50,000,000.00)	(50,000,000.00)	26-Jan-21	27-Jan-21	14-Jul-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20210714 WB	65595	USD	(50,000,000.00)	(50,000,000.00)	28-Jan-21	1-Feb-21	14-Jul-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20210714 WB	66279	USD	(50,000,000.00)	(50,000,000.00)	29-Jan-21	2-Feb-21	14-Jul-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20210716 WB	136182	USD	(25,000,000.00)	(25,000,000.00)	13-May-21	18-May-21	16-Jul-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20210720 WB	143671	USD	(9,000,000.00)	(9,000,000.00)	20-May-21	21-May-21	20-Jul-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20210721 WB	61782	USD	(1,400,000.00)	(1,400,000.00)	20-Jan-21	21-Jan-21	21-Jul-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20210723 WB	80082	USD	(100,000,000.00)	(100,000,000.00)	17-Feb-21	17-Feb-21	23-Jul-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20210723 WB	80083	USD	(100,000,000.00)	(100,000,000.00)	17-Feb-21	18-Feb-21	23-Jul-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20210723 WB	81511	USD	(100,000,000.00)	(100,000,000.00)	19-Feb-21	24-Feb-21	23-Jul-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20210723 WB	89429	USD	(100,000,000.00)	(100,000,000.00)	5-Mar-21	9-Mar-21	23-Jul-21

Borrowing Type	Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20210723 WB	104520	USD	(150,000,000.00)	(150,000,000.00)	25-Mar-21	26-Mar-21	23-Jul-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20210723 WB	186915	USD	(500,000,000.00)	(500,000,000.00)	21-Jul-21	22-Jul-21	23-Jul-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20210726 WB	65596	USD	(100,000,000.00)	(100,000,000.00)	28-Jan-21	29-Jan-21	26-Jul-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20210727 WB	166282	USD	(40,000,000.00)	(40,000,000.00)	22-Jun-21	23-Jun-21	27-Jul-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20210728 WB	190083	USD	(400,000,000.00)	(400,000,000.00)	27-Jul-21	27-Jul-21	28-Jul-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20210728 WB	190084	USD	(100,000,000.00)	(100,000,000.00)	27-Jul-21	27-Jul-21	28-Jul-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20210729 WB	121373	USD	(250,000,000.00)	(250,000,000.00)	19-Apr-21	21-Apr-21	29-Jul-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20210730 WB	64316	USD	(100,000,000.00)	(100,000,000.00)	26-Jan-21	28-Jan-21	30-Jul-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20210730 WB	66278	USD	(200,000,000.00)	(200,000,000.00)	29-Jan-21	1-Feb-21	30-Jul-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20210730 WB	112222	USD	(250,000,000.00)	(250,000,000.00)	8-Apr-21	12-Apr-21	30-Jul-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20210730 WB	135523	USD	(40,000,000.00)	(40,000,000.00)	12-May-21	13-May-21	30-Jul-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20210803 WB	166285	USD	(55,000,000.00)	(55,000,000.00)	22-Jun-21	23-Jun-21	3-Aug-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20210804 WB	134841	USD	(100,000,000.00)	(100,000,000.00)	11-May-21	12-May-21	4-Aug-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20210805 WB	83595	USD	(100,000,000.00)	(100,000,000.00)	23-Feb-21	26-Feb-21	5-Aug-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20210806 WB	74275	USD	(50,000,000.00)	(50,000,000.00)	11-Feb-21	12-Feb-21	6-Aug-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20210806 WB	99243	USD	(100,000,000.00)	(100,000,000.00)	17-Mar-21	22-Mar-21	6-Aug-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20210806 WB	134839	USD	(14,952,000.00)	(14,952,000.00)	11-May-21	11-May-21	6-Aug-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20210806 WB	134840	USD	(100,000,000.00)	(100,000,000.00)	11-May-21	13-May-21	6-Aug-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20210806 WB	135524	USD	(75,000,000.00)	(75,000,000.00)	12-May-21	13-May-21	6-Aug-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20210806 WB	146844	USD	(30,000,000.00)	(30,000,000.00)	25-May-21	26-May-21	6-Aug-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20210810 WB	166288	USD	(35,000,000.00)	(35,000,000.00)	22-Jun-21	23-Jun-21	10-Aug-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20210810 WB	166983	USD	(50,000,000.00)	(50,000,000.00)	23-Jun-21	24-Jun-21	10-Aug-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20210811 WB	74283	USD	(8,000,000.00)	(8,000,000.00)	11-Feb-21	12-Feb-21	11-Aug-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20210813 WB	74276	USD	(100,000,000.00)	(100,000,000.00)	11-Feb-21	18-Feb-21	13-Aug-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20210813 WB	80802	USD	(200,000,000.00)	(200,000,000.00)	18-Feb-21	19-Feb-21	13-Aug-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20210813 WB	91542	USD	(100,000,000.00)	(100,000,000.00)	9-Mar-21	9-Mar-21	13-Aug-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20210816 WB	73396	USD	(100,000,000.00)	(100,000,000.00)	10-Feb-21	11-Feb-21	16-Aug-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20210816 WB	134838	USD	(100,000,000.00)	(100,000,000.00)	11-May-21	11-May-21	16-Aug-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20210816 WB	166985	USD	(50,000,000.00)	(50,000,000.00)	23-Jun-21	24-Jun-21	16-Aug-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20210817 WB	143020	USD	(250,000,000.00)	(250,000,000.00)	19-May-21	20-May-21	17-Aug-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20210817 WB	151188	USD	(30,000,000.00)	(30,000,000.00)	3-Jun-21	3-Jun-21	17-Aug-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20210818 WB	151191	USD	(30,000,000.00)	(30,000,000.00)	3-Jun-21	3-Jun-21	18-Aug-21

Borrowing Type	Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20210820 WB	166976	USD	(50,000,000.00)	(50,000,000.00)	23-Jun-21	24-Jun-21	20-Aug-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20210823 WB	145396	USD	(100,000,000.00)	(100,000,000.00)	24-May-21	25-May-21	23-Aug-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20210823 WB	151187	USD	(50,000,000.00)	(50,000,000.00)	3-Jun-21	4-Jun-21	23-Aug-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20210824 WB	83596	USD	(100,000,000.00)	(100,000,000.00)	23-Feb-21	26-Feb-21	24-Aug-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20210824 WB	146840	USD	(100,000,000.00)	(100,000,000.00)	25-May-21	26-May-21	24-Aug-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20210826 WB	74279	USD	(100,000,000.00)	(100,000,000.00)	11-Feb-21	16-Feb-21	26-Aug-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20210827 WB	84273	USD	(100,000,000.00)	(100,000,000.00)	24-Feb-21	26-Feb-21	27-Aug-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20210827 WB	190089	USD	(50,000,000.00)	(50,000,000.00)	27-Jul-21	2-Aug-21	27-Aug-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20210830 WB	135527	USD	(100,000,000.00)	(100,000,000.00)	12-May-21	13-May-21	30-Aug-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20210830 WB	145395	USD	(50,000,000.00)	(50,000,000.00)	24-May-21	25-May-21	30-Aug-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20210830 WB	145397	USD	(100,000,000.00)	(100,000,000.00)	24-May-21	25-May-21	30-Aug-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20210830 WB	146837	USD	(100,000,000.00)	(100,000,000.00)	25-May-21	25-May-21	30-Aug-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20210831 WB	146843	USD	(50,000,000.00)	(50,000,000.00)	25-May-21	26-May-21	31-Aug-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20210901 WB	68488	USD	(100,000,000.00)	(100,000,000.00)	3-Feb-21	4-Feb-21	1-Sep-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20210901 WB	84274	USD	(100,000,000.00)	(100,000,000.00)	24-Feb-21	26-Feb-21	1-Sep-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20210901 WB	89431	USD	(100,000,000.00)	(100,000,000.00)	5-Mar-21	9-Mar-21	1-Sep-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20210901 WB	91545	USD	(200,000,000.00)	(200,000,000.00)	9-Mar-21	11-Mar-21	1-Sep-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20210901 WB	146841	USD	(100,000,000.00)	(100,000,000.00)	25-May-21	26-May-21	1-Sep-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20210903 WB	112225	USD	(100,000,000.00)	(100,000,000.00)	8-Apr-21	9-Apr-21	3-Sep-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20210903 WB	146842	USD	(100,000,000.00)	(100,000,000.00)	25-May-21	27-May-21	3-Sep-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20210907 WB	154679	USD	(100,000,000.00)	(100,000,000.00)	9-Jun-21	10-Jun-21	7-Sep-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20210907 WB	190785	USD	(200,000,000.00)	(200,000,000.00)	28-Jul-21	29-Jul-21	7-Sep-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20210910 WB	151190	USD	(300,000,000.00)	(300,000,000.00)	3-Jun-21	4-Jun-21	10-Sep-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20210910 WB	176195	USD	(50,000,000.00)	(50,000,000.00)	9-Jul-21	13-Jul-21	10-Sep-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20210913 WB	99238	USD	(100,000,000.00)	(100,000,000.00)	17-Mar-21	18-Mar-21	13-Sep-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20210914 WB	136181	USD	(100,000,000.00)	(100,000,000.00)	13-May-21	17-May-21	14-Sep-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20210914 WB	189347	USD	(150,000,000.00)	(150,000,000.00)	26-Jul-21	27-Jul-21	14-Sep-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20210915 WB	80804	USD	(100,000,000.00)	(100,000,000.00)	18-Feb-21	23-Feb-21	15-Sep-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20210915 WB	107255	USD	(100,000,000.00)	(100,000,000.00)	31-Mar-21	1-Apr-21	15-Sep-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20210915 WB	110063	USD	(200,000,000.00)	(200,000,000.00)	5-Apr-21	7-Apr-21	15-Sep-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20210916 WB	176188	USD	(50,000,000.00)	(50,000,000.00)	9-Jul-21	12-Jul-21	16-Sep-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20210920 WB	166284	USD	(50,000,000.00)	(50,000,000.00)	22-Jun-21	23-Jun-21	20-Sep-21

Borrowing Type	Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20210920 WB	189351	USD	(25,000,000.00)	(25,000,000.00)	26-Jul-21	26-Jul-21	20-Sep-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20210921 WB	176196	USD	(32,125,000.00)	(32,125,000.00)	9-Jul-21	12-Jul-21	21-Sep-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20210922 WB	190780	USD	(30,000,000.00)	(30,000,000.00)	28-Jul-21	30-Jul-21	22-Sep-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20210923 WB	209074	USD	(100,000,000.00)	(100,000,000.00)	23-Aug-21	23-Aug-21	23-Sep-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20210924 WB	99237	USD	(100,000,000.00)	(100,000,000.00)	17-Mar-21	18-Mar-21	24-Sep-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20210924 WB	99239	USD	(100,000,000.00)	(100,000,000.00)	17-Mar-21	18-Mar-21	24-Sep-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20210927 WB	176198	USD	(32,125,000.00)	(32,125,000.00)	9-Jul-21	12-Jul-21	27-Sep-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20210930 WB	99235	USD	(100,000,000.00)	(100,000,000.00)	17-Mar-21	19-Mar-21	30-Sep-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20210930 WB	146838	USD	(50,000,000.00)	(50,000,000.00)	25-May-21	25-May-21	30-Sep-21

Sub-total Maturing Borrowings				(9,388,277,000.00)	(9,388,277,000.00)

Total Maturing Borrowings					(9,388,277,000.00)